Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Annual Report and Individual Financial Statements

At December 31, 2020 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Financial Statements

At December 31, 2020 presented in comparative format

Index

Annual Report
Report of the Corporate Governance Code
Individual Statements of Comprehensive Income
Individual Statements of Financial Position
Individual Statements of Changes in Equity
Individual Statements of Cash Flows
Notes to the Individual Financial Statements
Supplementary Information Required by Art. 12. Chapter III, Title IV of the National Securities Commission
Report of Independent Auditors
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

AEROPUERTOS ARGENTINA 2000 S.A.

ANNUAL REPORT

PRESIDENT´S LETTER

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina 2000 S.A. (hereafter the “Company” or “AA2000”) to the people, institutions, companies and organizations with which the Company has a link.

The COVID19 virus pandemic is having a negative impact on the levels of passengers and traffic operations. This effect will remain observable as long as the global health crisis and the virus continue. In this context, the Board of Directors is closely monitoring the situation and taking the necessary measures to preserve the company's business, further strengthen its financial position, and guarantee the safety of its employees, the airport community and passengers.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 23 completed on December 31, 2020.

MARTÍN EURNEKIAN

President of Aeropuertos Argentina 2000

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

SCOPE OF THE ANNUAL REPORT

The 2020 Annual Report of the Company accounts for financial and economic performance, and the generation of social and environmental impact of the company from January 1 to December 31, 2020. It has a direct focus on shareholders and investors, as well as all its key publics: employees, unions, shareholders, airlines, contractors and providers, passengers, customers, community, media, chambers, public sector, civil society and intervening bodies.

In this way, in the same document, it consolidates financial and non-financial information, accounting for the importance of sustainable development in the strategy of the business.

OUR AMBITION AND PROPOSAL

In 2020, the management team defined promoting the business strategy focused on the passenger. This strategy is dynamic; we continue to review it periodically so that it is aligned with our business management.

To this end, it defined the purpose, ambition and strategic axes to achieve it, which are listed below:

Purpose

Facilitate the connection of people, goods and cultures to contribute to a better world.

Ambition

To be leaders and referents of the industry, loved by our clients, employees and stakeholders, to be sustainable in the long term.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Strategic axes

Exceed the expectations of our customers.

Lead the construction of a virtuous ecosystem.

Operate with simple and agile processes.

Strengthen a culture of innovation, service and commitment.

Declaration of sustainability

At AA2000 we have an eye on the people and the environment where we live. We focus on the management based on the satisfaction of our passengers, companions and collaborators to guarantee a quality service, cutting-edge infrastructure, security, accessibility; with the aim that we all live a pleasant experience within our terminals.

We have a strong commitment to the communities of the destinations chosen by our passengers. To do this, we develop programs in partnership with key actors to respond comprehensively to their demands and generate real opportunities; promoting inclusive employment through health, education, art and culture as tools for social growth; and taking care of the environment with a strategy focused on reducing the carbon footprint and responsible management of natural resources.

Thus, from our business, we connect millions of people, assuming our role as a key player in our country and commitment to sustainable development.

Advancement of the commitment to sustainability

Aeropuertos Argentina 2000 aims to continue advancing in the path of sustainability, with responsible management with the economic, social and environmental impact generated by its actions. That is why the Company seeks to make this concept a transversal and strategic vision for the business.

In this framework, during 2019, it began to design a Sustainability Strategy with pillars of action defined according to the issues with which it generates a greater contribution to sustainable development, in particular, in the World Agenda of the year 2030; leveraging in business units, key areas of the company, the airport ecosystem and multi-sector alliances.

With this focus on the triple impact is how the Company wants to connect Argentina with the other countries.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Impact Indicators	2020		2019
Capital financiero
Investment (*)	$8,041,132,124		$24,697,946,511
EBITDA (*)	$4,773,246,834		$19,511,435,970
Income for the year (*)	$(7,549,116,423)		$8,043,680,215
Industrial capital
Passengers traffic	9,707,063		41,166,994
Cargo Traffic (tn)	143,807		226,836
Aircraft traffic	149,262		428,511
Active Airlines	48		64
Airports	35		35
Intellectual capital
Training hours	30,645		46,782
Average hours per employee	11.9	hs	17.8	hs
Human capital
Quantity of employees	2,580		2,627
People from vulnerable groups included	6		6
Percentage of employees under collective agreement	66%		65%
Social and reputational capital
Private social investment	$40,186,437		$57,493,409
Number of students favored with scholarships	41		120

(*) The figures are presented in homogeneous currency as of December 31, 2020

OVERALL CONTEXT OF THE COMPANY

During 2020, as a consequence of the pandemic declared by the COVID-19 virus, the operations of most of the airlines around the world were interrupted, therefore at the airports operated by the Company, passenger traffic was reduced or suspended, which substantially affected our operations.

Likewise, the Argentine National State decreed the border closure until October 2020, further aggravating the income of the concession.

In order to mitigate the impact produced by the pandemic, the ORSNA and the Society held working meetings in order to arrive at a solution taking into account the contractual, financial and economic situation of the Concession.

The negotiations were aimed at establishing an understanding regarding the conditions necessary for the sustainability of Group “A” of the NSA and the reestablishment of the balance of the financial projection of income and expenses of the Concession Contract.

In this context, the following agreements were reached:

- Minutes of the Meeting dated October 14, 2020, the regularization of the integration of the specific allocation of income is agreed and the Company undertakes to resume the integration of funds from the various Assignment Assets that make up the Trust for Strengthening the National System of Airports. It was agreed to pay the amounts accrued as of November 30, 2020, in 12 installments payable as of November 2021;

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

- Minutes of the Meeting dated October 21, 2020 approve the Interpretative Guidelines for the Review of the Financial Equation of the Concession and;

- Minutes that approve the Technical Conditions for the Extension in which the extension of the concession is defined for a period of 10 years and establishes guidelines until the year 2038 regarding; the preliminary works plan, the Financial Projection of Income and Expenses, the maintenance of the state stock situation and exclusivity.

The agreements reached were judicially approved by Resolution dated December 29, 2020 of the Contentious Administrative Court No. 9. Likewise, the Company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

On December 16, 2020, the National State issued Decree No. 1009/2020 by which it extended the validity of the AA2000 Concession Contract until February 13, 2038.

Although there is still a degree of uncertainty about the development of the activity and it is estimated that the recovery of traffic will not be rapid, the measures taken by the National State are consistent with the development of the concession.

MEMBERS OF MANAGEMENT

Board of Directors

POSITION HELD [1]	NAME	AGE GROUP	STATUS	FIRST APPOINTMENT
President	Martín Francisco Antranik Eurnekian	30-50	Executive	26/04/2017
Vice-President	Antonio Matías Patanian	+50	Executive	21/04/2014
Director	Máximo Luis Bomchil	+50	Non-independent	24/04/2009
Director	Orlando J. Ferreres	+50	Independent	25/04/2016
Director	Jorge González Galé	+50	Independent	25/04/2016
Director	Raúl Francos	+50	Non-independent	22/03/2013
Director	Estanislao Graci y Susini	35-50	Independent	10/12/2020
Director	Anibal Jose Pittelli	+50	Independent	10/12/2020
Alternate Director	Gustavo Pablo Lupetti	+50	Executive	29/05/2008
[[1] All members of the Board of Directors are Argentine.

The Supervisory Commission is made up of regular Syndics: Patricio Alberto Martin, Tomás Miguel Araya and Jorge Roberto Pardo. Alternate Syndics: Francisco Martín Gutiérrez, Alejandro Esteban Messineo and Javier Rodrigo Siñeriz.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

ETHICS AND TRANSPARENCY

The Company has different tools and channels of dialogue that allow to guarantee the transparency, clarity and seriousness of our processes.

1.	Compliance and Internal Control Department and the Integrity area.

The role of the Compliance and Internal Control Department is to ensure compliance with the values set out in the Code of Conduct: Trust, Professionalism, Respect, Honesty, Transparency, Commitment, Legality, ensuring ethical conduct by all employees of AA2000 in its daily performance, as well as that of its business partners, aligning its behavior to the highest ethical standards. This not only covers adherence and compliance with current regulations but also the company's internal policies and procedures that establish the guidelines for conduct with our investors, shareholders, employees, customers, suppliers, the environment, institutions and public bodies. and private, as well as with the entire community.

This ethical business model also leads to higher profitability by ensuring one of our main values, our reputation.

To achieve this goal, this direction has as its main actions three fundamental axes: prevention, through the adoption of mechanisms and tools that generate a culture of integrity and serve as a fundamental guide for business development; risk management with a risk assessment appropriate to the global and local context, but above all to the industry in particular; the remedial measures that establish what consequences should be applied to those behaviors that imply behavior contrary to our Code of Conduct or contrary to the laws and regulations in force.

It should be noted that, during 2020, the Compliance program was consolidated in its Integrity, Risk Management and Internal Control axes through training provided to collaborators from all areas, different communications were sent to disseminate policies and the process of Due diligence to suppliers and concessionaires

2.	Code of Conduct

Its purpose is to establish guidelines governing the ethical behavior of all members of the Company (directors, trustees, committee members and employees) and ensure that they are observed effectively in order to maintain a highly professional behavior and integrity, not only within the Company but also in relations with clients, permit holders, suppliers, subcontractors, agents, consultants, public authorities, the business community, regulatory agencies and society in general.

In order to ensure compliance with it, AA2000 has implemented as a guideline of commitment by the staff, the signing of the Commitment Mission by all employees whose level of compliance is 96% including all incoming staff. The Integrity clauses have been incorporated in the text of the contracts with Third Parties and allow to inform Suppliers and Licensees the existence of a Code of Conduct and related policies of which their acceptance and commitment with the fulfillment of the same is requested.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

3.	Whistleblower Policy

The Company has approved the Whistleblowing Policy that establishes the procedure and the guarantees for carrying out and handling complaints in cases of breaches of the Code of Conduct and related policies. Applies to AA2000 and all board members, trustees, committee members, employees and interns (the "collaborators") as well as suppliers, commercial agents, representatives, contractors, subcontractors, clients, permit holders and other stakeholders (the "business partners"). This policy establishes the protocol for the treatment and investigation of the cases received through the complaints channels, its pillars being confidentiality, the option of anonymity and zero tolerance for reprisals.

Likewise, a Complaints Committee has been created, made up of the Compliance Director, the Legal Director, the Internal Audit Manager, and the Chairman of the Audit Committee, who will coordinate the investigation and follow up on each case.

The correct treatment of each complaint is brought before it in accordance with the previous classification of the same that allows to identify the nature of the affected assets and values. For this purpose and according to the classification, the research is carried out by an interdisciplinary team that may involve other areas of the company that can and should provide the technical knowledge and suitability required for the correct investigation.

4.	Conflict of Interest Prevention Policy.

The company has this policy, the objective of which is to establish the guidelines on the behavior that collaborators must assume when a conflict of interest arises.

This type of conflict arises when an AA2000 Collaborator, by virtue of certain commercial, professional or family ties, puts or may put their personal or third-party interests before those of the Company and when said personal interests influence or may influence their commercial criteria, your decisions or actions.

To prevent or manage this type of risk, the company establishes the procedure by which Collaborators and Business Partners must declare the existence of any of these links through a declarative regime.

During 2020 this policy was updated, incorporating as a possible risk the links with Public Officials in its definition and the updating of the forms that incorporate this figure. Additionally, changes related to the responsibilities of the areas in compliance with the standard were incorporated.

Regarding compliance with the submission of sworn statements, a compliance level of 91% was reached based on the AA2000 staff payroll.

5.	Gifts Policy

The Society approved this policy that aims to regulate the granting and reception of gifts and services in the workplace, as well as the performance of donations and charitable contributions in a transparent manner, without obtaining advantages or exercising undue influence, to ensure the construction of relationships intact. It covers both the Collaborators and their Commercial Partners and establishes the procedure for the declaration and approvals applicable to each case, as well as limits, prohibitions, cases in which prior authorization is required, declaration forms and self-assessment questions.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

During 2020, due diligence was carried out on a total of 34 Donations and a review of the Gift declaration.

Additionally, the Gifts and Hospitality policy was modified to incorporate the following adjustments:

-	Donations are incorporated as part of the benefits achieved by the policy.
-	Approval-review-authorize thresholds aligned with the amounts established by the Authorization Manual.
-	The hospitality conditions are incorporated in relation to public officials.

6.	Policy for the Prevention of Misuse of Privileged Information

The Company approved this policy whose purpose is to establish the guidelines that will help employees, and anyone who for his work, profession or function is in privileged information (as defined in the policy) to meet their obligations according to the legislation and regulations on Securities in force in Argentina and in the jurisdictions in which the Securities of the Company and its related companies are issued or marketed.

7.	Relationship with Third Parties: Due Diligence

The Procedure for the Due Diligence of Suppliers and Concessionaires contemplates the conditions under which an expanded evaluation of risks of the Third Party must be carried out based on the weighting of different factors, background search, and other actions aimed at achieving an in-depth knowledge of the party and assess the feasibility of the recruitment.

During 2020, its implementation was carried out, having carried out the due diligence of 199 suppliers, which represent 60% of the total of suppliers obliged according to the thresholds established in the standard.

Likewise, actions aimed at the development and implementation of the procedure by the commercial areas were developed. They included parameterization meetings and staff training.

8.	Relationship with Related Parties: Control

The Company identifies transactions with related parties and has internal regulations for its treatment in the audit committee. Additionally, it adheres to the procedure of its controlling party to identify them in a timely manner and ensure the arm's length conditions of the transaction.

9.	Communications

The Integrity Department has developed a communications plan through which it generates information about policies, guidelines and Integrity initiatives in a clear, direct and transparent way for all employees. A regulatory system has been developed where not only the integrity norms are concentrated, but also the rest of the policies, authorization manuals and company procedures. During 2020 the Integrity Department issued communications regarding:

-	Code of conduct;
-	Conflict of Interest Prevention Policy and its declarative regime (DDJJ);
-	Gifts and Hospitality Policy;
-	Complaints Channel.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

10.	Trainings

The Company has a training plan on Ethics and Integrity based on various training formats about the AA2000 Integrity Program, such as face-to-face classes, e-learnings, etc. During 2020 the company has completed a Training plan that consisted of:

-	Training on Due Diligence to Suppliers directed to the personnel of the Purchasing and ADMFI area of all the BUs.
-	Training on Due Diligence for Concessionaires directed to the Commercial area personnel, total of trained collaborators: 28.

11.	Channels of claims before the Regulatory Body of the National Airport System (ORSNA)

Through a web page and a toll-free telephone line, the regulatory entity receives and manages the complaints and suggestions that users and the general public of the airports send, raising possible disagreements or suggestions regarding the service.

12.	Confidentiality in data management

The Company has standards and processes that establish a prohibition to use for personal benefit and disclose information related to any aspect of the Company's commercial activity, except when required to perform the functions. Likewise, every employee must observe the confidential use of information obtained from third parties.

ECONOMIC PERFORMANCE

At the end of this fiscal year, and given the scenario detailed in the section of the General Context of the Company, we have generated income of $ 21,247,623,573. The net result for the year ended December 31, 2020 showed a loss of $ 7,549,116,423 and the net worth as of that date reached $ 44,586,925,794.

On the other hand, the COVID 19 pandemic and the consequent border closure that occurred since March had a negative impact on the number of passengers that passed through our terminals, which have decreased by 76.80% compared to last year.

Given the reduction of operations, and as a protection against the crisis, the Company has interrupted all the infrastructure works with expected completion during 2020. However, taking advantage of the decrease in operations and the reorganization of certain routes, it was decided to carry out the works on the runway and terminal at Jorge Newbery Airport, since, under normal operating circumstances, this would have resulted in its temporary closure.

Likewise, and safeguarding the finances of the Company, during 2020 negotiations have been carried out and it has been possible to refinance the Company's financial debt (by more than 90%), extending the capital cancellation terms. Likewise, the company's cash was strengthened through the issuance of a dollar linked NO in the local capital market at a 0% rate with a maturity of 24 months.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

INFRASTRUCTURE

During the financial year 2020, projects and works have been carried out in the different concessioned airports.

It is worth mentioning that as a consequence of the Covid-19 pandemic, the works that were in execution on the date of its declaration are paralyzed.

As of the date of issuance of these financial statements, the Company is working together with the Regulatory Body in the reactivation and redefinition of the works plan.

Also, taking advantage of the closure of operations and the decrease in traffic, important interventions were started at the Jorge Newbery Airport in the City of Buenos Aires.

Ezeiza International Airport

The following works are in execution, with paralysis due to the pandemic:

-	New Control Tower. (Project and supervision of AA2000);
-	Ring beacon and main electrical substation;
-	Departures Building - Hall B and Zeppelin;
-	New Parallel Shooting to Header 35; and
-	TWY beacon to Header 35.

The works finished:

-	Multilevel Parking;
-	Road System - Stage 1;
-	Sector 1 adaptation for Platform; and
-	Functional reorganization of the GF of Terminal A;

Jorge Newbery Airport

The following works are in execution, with paralysis due to the pandemic:

-	Exterior works - sidewalks - landscaping - coastal landfill and underground parking; Stage 1 has been completed; and
-	New beacon substations and control systems;

In execution, taking advantage of the closure of the Aeroparque operations, the works:

-	Readjustment of International Departures;
-	Readjustment of International Arrivals;
-	Reconstruction, Extension and Recategorization of Runway and Rehabilitation of Filings;
-	New South Filming System and Adaptation of the South Strip, Sanitary and Sewer Network in South Headwaters;
-	Reconstruction of North and Main Runway and New North Runway Exits; and
-	Installation of the CAT III Beacon System, Runway 13-31.

The Perimeter Path and Platform Lighting was completed.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Comodoro Rivadavia Airport

The work of New Beaconing is in execution, with paralysis due to the pandemic

The runway, taxiing and platform rehabilitation work was completed.

Cordoba airport

The following works are in execution, with paralysis due to the pandemic:

-	Expansion of the parking lot;
-	Beaconing for runway 18-36; and
-	Atmospheric discharge protection system.

The Rehabilitation of runway 18-36 has been completed.

Iguazú airport

Works on:

-	Remodeling and expansion of the passenger terminal; and
-	New Parking.

Bariloche airport

The Terminal Re-functionalization Works are in execution, with paralysis due to the pandemic.

San Fernando airport

The work of the New Control Tower is in execution, with paralysis due to the pandemic;

The following works are finished:

-	Work of Sewage and Rainwater Infrastructure Stage 1; and
-	Redevelopment of Beaconing.

San Juan airport

The execution of the remodeling work of the passenger terminal is progressing, with paralysis due to the pandemic.

Salta airport

Completion of the works of:

-	Expansion of Boarding Halls;
-	Areas of Control;
-	Expansion of the Parking; and
-	Platform lighting.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

La Rioja airport

The work is underway, with paralysis due to the pandemic:

-	New Passenger Terminal; and
-	New Parking.

Esquel airport

In execution, with paralysis due to the pandemic,

-	Work of Integral Remodeling of the Passenger Terminal; and
-	TWR Control.

Jujuy airport

In execution, with paralysis due to the pandemic:

-	Comprehensive remodeling of the passenger terminal;
-	New Parking and Roads; and
-	New Control Tower.

Airport security

Regarding Aviation Security, it was approved under Disp. PSA N ° 574/19 the Operator Safety Program of AA2000 in which it establishes within its main responsibilities, an Internal Quality Control Plan, from which various actions will be derived aimed at the continuous improvement of the AVSEC Security System.

Due to the health emergency COVID -19, an Internal Control Dashboard was developed and implemented that allowed monitoring, analyzing and proposing priorities in terms of infrastructure in terms of AVSEC, taking into account the responsibilities emanating from the Security Program of the Airport Operator and the guidelines issued by the Company in order to strengthen the Security System of the Airports of group A.

In the same order, a Local Security Procedure was drawn up with a main body and Annexes to be adapted to the particularities of each Airport in order to comply with the policies established in the Operator's Security Program. Currently, despite the difficulties generated by the Health emergency, coordination is being carried out with the different administrations of Group A of the NSA.

On the other hand, the Internal Training Plan began to be drawn up in order to provide the content of the Local Security Procedure and its scope to the personnel who, due to their functions and within the scope of their responsibility, need to become aware of the aforementioned document.

Operational safety

Aeropuertos Argentina 2000 also continued to apply systematically in 2020, the guidelines established in the Operational Safety Policy, thus guaranteeing the safe conditions of air operations at each of the concessioned airports.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Faced with the difficult scenario that COVID-19 presented to us this year, and with Operational Safety one of the Company's strategic pillars, a document was prepared and shared that allows airports to carry out their own Operational Safety Assessment.

On the other hand, the development of a new internal safety reports system began with a more agile and simpler methodology for the operator.

We started the development of a new Operational Safety Dashboard.

The different knowledge that our operational personnel must have to carry out the tasks on the Airside was reviewed and new training began to be developed.

Together with ANAC, the ICAO aerodrome certification process for the Tucumán and Bariloche International Airport began, which will allow compliance with international standards as at the Mendoza Airport.

Cargo Terminal

Through the Cargo Terminal, the Company offers storage and integral logistics services to foreign trade agents who import and export by air, to general cargo operators and to private clients in the international airports of Ezeiza, Aeroparque, Mar del Plata, Córdoba, Mendoza and Tucumán.

Together with ANAC, the ICAO aerodrome certification process for the Tucumán and Bariloche International Airport began, which will allow compliance with international standards as well as the Mendoza Airport.

In a context as challenging as the one we experienced last year as a result of the declaration of the pandemic, our terminal has had to adapt quickly and efficiently to be able to continue operating normally. Among many of the actions that were implemented, we highlight the formation of the Joint Sanitary Work Table. It consists of a virtual space in which the managers of all the organizations that operate in the terminal meet periodically to agree on the needs and protocols to follow in this scenario. Thanks to this initiative taken by our Terminal, the so-called “Mandatory Coexistence Standards for the Prevention of COVID-19” have been adopted, which are enforceable by all those who pass through these facilities.

Also, since the beginning of the year, special bonus agreements have been signed with the Ministry of Health of the Nation, whose loads (mostly vaccines and medicines) receive treatment of maximum speed and priority, in addition to a 100% bonus on all costs associated. Since April 2020, an agreement with the Ministry of Science, Technology and Productive Innovation also governs for its loads with direct or indirect relationship with the COVID-19 investigation.

We also highlight our participation in the well-known Shanghai Operation, in which 33 ARSA flights were operated and 69,344 packages were handled for a total of 535 thousand kilos. In this case, these are materials for prevention and biosafety elements (chinstraps, suits, glasses, respirators, gloves, rapid reagents).

The Collaboration Agreement between AA2000 and the Argentine Red Cross, in force since April 2020, consists of the transfer of a physical space of 860 mts² located inside the Argentina Cargo Terminal (Import Sector), specially conditioned for stowage of all nationalized cargo storage of imported goods to face the health crisis due to COVID-19.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

During 2020 the Cargo Terminal had a cargo movement (import, export and branches) of 146,585 Tn, this figure representing a decrease over the previous year of -34.7%. The average annual stay decreased -14% in relation to the previous year.

The investment of approx. ARS 2.5 million for the purchase of two “cool dollies” that are being used to handle the vaccines that arrive in our country, and will undoubtedly offer a great advantage in pharmaceutical and perishables operations.

The staffing at the end of the year amounted to 556 people, including management, administrative and operator personnel. In the HR area, all the procedures that our collaborators usually carry out were digitized, in compliance with the new rules of social distancing and remote work.

Our COR, MDZ, MDQ and TUC branches have been certified to ISO 9001 standards.

In the commercial field, new services were created in order to promote the monitoring of health protocols by customers, maintaining 24x7 care and working side by side with airlines, cargo agents, importers, dispatchers and the Ministry of Health to have predictability of the urgent COVID loads that arrived in the country.

Our Third Party Services division received recognition from United Airlines for being the station with the best flight performance, integrating the top five worldwide. The digitization of internal and external processes was also carried out.

In terms of security, at TCA the necessary actions have been adopted and adapted to continue air cargo operations safely in the context of the Covid -19 pandemic through exhaustive control at all accesses of the use of face masks and taking of temperature to allow entry and movement through the terminal. It governs the prohibition of entry of personnel of carriers or dispatchers who do not comply with the directive and if they do not comply with it, they are susceptible to a violation by PSA. A Crisis Committee communicated H-24 by cell phone has been set up where the situation of the evolution of the pandemic and emergency requirements are updated.

The smart accreditation system for entry to TCA has also been adapted, managed with PSA the disinfection of the streets and accesses of the cargo terminal every two weeks with the hydrant truck of said force, focusing on the sectors with the highest influx of people, throwing sodium hypochlorite diluted in water, which works as an anti-virus.

Together with the systems management, new cameras have been incorporated in the cargo warehouses and in the office building (EDO) to the CCTV monitoring control system of the cargo terminal's security management.

The installation of two double-view scanners has been managed in the accredited agent in the transit sector and Courier export to comply with the standards of the US TSA (transportation security administration).

Double explosive trace detection (ETD) control has been implemented for airline cargo, which has been coordinated with TCA's commercial and systems management to optimize customer service.

The follow-up of the implementation of the DSE (Shipping Security Declaration) of the export courier loads has been started and is being carried out in order to comply with the corresponding AVSEC regulations of the accredited agent.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

PASSENGERS

The Company has its focus on the client, understanding this is not only to passengers or airlines but also to all the people who work and transit in their airports. In this way, it develops improvement plans in the attention and contact with the key publics to improve the decision making in the airports and to approach the answers to the needs of our users in a more agile and efficient way.

Passenger Traffic	2020	2019
Domestic	5,988,323	26,745,887
International	3,364,394	12,958,106
Transit	354,346	1,463,001
TOTAL	9,707,063	41,166,994

Cargo Traffic (tn)	2020	2019
Domestic	1,577	6,519
International	132,444	211,365
Post Mail	9,786	8,952
TOTAL	143,807	226,836

Aircraft Traffic	2020	2019
Passenger Aircrafts	79,315	330,318
Cargo Aircraft	5,595	4,322
Others	64,352	93,871
TOTAL	149,262	428,511

During 2020, the global COVID pandemic severely impacted commercial air activity, being affected by regulations of the Executive Power that restricted commercial activity during the March-September 2020 period and, as of October, the number of frequencies, certain routes and even the type of passengers authorized to enter the country, at different times throughout the last quarter of 2020.

The number of passengers transported decreased 76.8% during 2020.

At the domestic level, the drop in passengers was 77.7%, while at the international level it was 75.2%.

Aircraft movement was reduced by 31.5%

Freight transport, on the other hand, had a decrease of 36.6%.

Despite the decrease in activity, all airports - and in particular those with snow operations interventions - remained operational during their normal days and hours.

Processes have been developed and technology incorporated to adapt airports to the new normality:

-	Biosecurity measures for passengers, employees and the community in general, accompanied by training for all personnel;
-	Adaptation of spaces and signage to allow distance between people;
-	Adequacy of cleaning protocols;
-	Incorporation of technology for body temperature monitoring and flow measurement; and
-	Development of an Operational Resilience Plan, with the aim of ensuring the operational continuity of airports under acceptable operational safety standards, in the context of the pandemic.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Changes in infrastructure:

-	Infrastructure works began at Aeroparque (AEP): reconfiguration of the airside with interventions on the runway and taxiing, and reconfiguration of international pre-boarding.
-	Modifications to the infrastructure in EZE to concentrate domestic traffic in the last quarter of the year. (pre-boarding, new TC check-in hall, TA domestic arrivals).

Operational management and recognition

-	Obtaining the Airport Health Accreditation, awarded to Ezeiza by ACI.
-	The certification processes of the Tucumán and Bariloche Airports began.
-	In March 2020, the “Snow Academy” course was held for part of the airport personnel involved in Operation Snow. It had 33 participants, among them Airport Administrators, Operations and Maintenance personnel, as well as Corporate personnel.
-	Reconfiguration of the infrastructure and definition of new capacity parameters of all airports to adapt to the protocols for COVID.

1.	Marketing

Campaign "OPEN YOUR DOORS"

The return of commercial operations that were reduced for 8 months due to COVID-19 made it a challenge for us to position Aeropuertos Argentina 2000 as a leader in the recovery of the industry and in this way continue to build brand recognition. For this reason, in the month of November and for 3 weeks we launched the “Open your doors” campaign.

This new advertising spot sought to reflect the idea that when an airport opens, the country opens its doors, that we are the entrance and exit to Argentina and that we are happy to welcome our passengers back home.

Communication campaigns in networks

During 2020, we have developed communication campaigns that we publish on our social networks, in which we tell how we were preparing to meet our passengers again.

Landing COVID-19

In the framework of the global pandemic, we find the need to have a communication channel that is efficient and agile, where passengers can find all the information on the 35 airports in the concession in this context. For this reason, we carry out the design of an exclusive landing within our website.

The Voice of Our Users

During the month of May, we summoned 16 participants from “EL HANGAR”, our innovation laboratory who listened to 112 passengers with the aim of knowing what are those non-tangible aspects that our users really think or feel about the idea of traveling again.

Results emerged from this research, which were taken into account for the definition of the new operating processes, as well as for communication with passengers and the general public.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Sunset stream Hernán Cattaneo at Aeroparque

On August 22, the first edition of the Sunset Stream by the renowned and award-winning DJ Hernán Cattaneo was held from the Aeroparque terrace.

The objective of this action was to raise funds for the Argentine Red Cross for the development of social and health actions in the most vulnerable places throughout the country as a solidarity response to COVID-19.

2.	Airports Adaptation

During the year, in order to prepare for the restart of commercial aviation activity, minimizing the risk of contagion for passengers and employees, and guaranteeing the regularity of operations, the Airport Adaptation Manual has been developed, which contains technical documents and operational protocols that reflect the measures and procedures adopted for the adaptation of airports for the resumption of commercial operations.

This manual focuses on measures of social distancing, sanitation and cleaning protocols, protection, health monitoring and medical support and operational planning of airports.

The terminals were adapted to the premises of social distancing, for which posters and awareness messages were incorporated throughout the terminal with awareness messages about the importance of the use of face masks and hand washing, the demarcation of spaces throughout the terminal, placement of protective acrylic screens in nearby exhibition spaces, such as gates, check-ins and information desk, also modified the layout in the gastronomic spaces. Likewise, the number of people in closed spaces was defined, such as elevators and offices, thermographic control and the demarcation of seats in waiting areas, to guarantee the distance between users.

To complete the Covid protocol measures, sanitizing elements were placed in all terminals, focusing on places with high traffic.

All the measures carried out within the airport terminals throughout the country were accompanied by the design of communication pieces. We developed a graphic signage campaign for the terminals aimed at remembering all the health information and recommendations on social distancing measures.

Service protocols were established for gastronomic premises, providing recommendations such as room layout, type of service, QR menu, electronic payment incentive, product handling, loading and unloading of merchandise, sanitation of elements, utensils, entry and exit of personnel, etc. Also for VIP lounges and Retail services.

Likewise, training was carried out for all AA2000 personnel and third parties on hygiene protocols and recommendations. Extending the same to the personnel of commercial premises or supervising the material that arrives at them.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

SUPPLIERS

The main suppliers of the Society are divided into seven major groups:

-	Providers of architecture, engineering and civil works builders for airport terminals.
-	Suppliers of engineering and works of landing and take-off runways, taxiways, platforms and access roads.
-	Suppliers of specific airport equipment (beacons, signaling, fire, fuel).
-	Security, maintenance and cleaning service providers.
-	Suppliers of materials and supplies in general.
-	Suppliers of electricity, gas and potable water services.
-	Other suppliers.

The Company values local development, which is why it mainly purchases products and services of national origin, with the exception of those products that must comply with international quality standards related to the activity.

HUMAN CAPITAL

1.	Main indicators

EMPLOYEES	Male 2020	Female 2020	Total 2020	Male 2019	Female 2019	Total 2019
Total Number of Employees	1,983	597	2,580	2,020	607	2,627
By category
Director	14	1	15	14	1	15
Manager	114	22	136	113	22	135
Chief	267	63	330	274	63	337
Senior Analyst	163	103	266	182	105	287
Non Executive	64	64	128	71	70	141
Under agreement	1,361	344	1,705	1,366	346	1,712
By Region
CABA and GBA	1,498	459	1,957	1,525	465	1,990
Interior of the country	485	138	623	495	142	637
By age:
Under 30 years - CABA and GBA	119	108	227	162	135	297
Under 30 years - Interior of the country	52	17	69	70	22	92
Between 30 and 50 years - CABA and GBA	985	306	1291	1048	293	1341
Between 30 and 50 years - Interior of the country	320	110	430	324	111	435
More than 50 years – CABA and GBA	394	45	439	315	37	352
More than 50 years - Interior of the country	113	11	124	101	9	110
By contract class
Permanent	1,974	593	2,567	2,001	605	2,606
Temporary	11	2	13	19	2	21
Other indicators:
Number of employees with disabilities	6	-	6	6	-	6

Breakdown by age and position 2020	More than 50 years	From 30 to 50 years	Less than 30 years
Director	7	8	0
Manager	63	73	0
Chief	98	223	9
Senior Analyst	47	197	22
Non Executive	21	81	26
Under agreement	327	1,139	239

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Collective labor agreement	Within the agreement	Out of the agreement
Total staff	1,705	1,712
Percentage of total employees	66%	65%

2.	Recruitment and internal searches

In 2020, 56 employees joined the company, 16 outside the agreement and 40 within the agreement; 13 people entered only to fill temporary positions within the company.

On the other hand, 57 internal movements were made. Among them, 36 movements were area passes and internal promotions of the team outside the agreement; and 21 were recategorisations of collaborators within the agreement.

3.	Internal talent management

2020 presented us with new challenges, the COVID-19 crisis that broke into our operation as well as completely affected our industry. For this reason, we decided to prioritize the creation of a Safety Culture and implemented the new protocols for employees and passengers to guarantee their health and reduce the risks of contagion. 94% of the employees participated in these trainings, 100% of whom worked in an airport in person.

On the other hand, the changes in the context accelerated the application of agile methodologies in our teams. We train and accompany more than 150 employees who participated in Tactical and Strategic Missions that allowed us to improve collaboration and communication between different teams, prioritize business needs and focus to deliver concrete results. We designed AA2000's own Agile Management Model and implemented it in a series of pilot tests that allowed us to learn from experience to implement it throughout the organization in 2021.

Additionally, we accelerate the Digital Learning proposal with a redesign of the virtual learning platform and a new offer of online courses. We take advantage of digital tools, to learn and communicate with presentations, webinars and live trainings that facilitated the arrival of our teams in different parts of the country.

We accompany teams with an increase in the number of communication events, especially in the case of leaders, doubling the number of meetings throughout the year, in order to keep them informed of the challenges at each stage.

- In addition, we provide technical training for our operational teams prioritizing programs in:

- Operation Snow;

- Beaconing;

- Pavement Maintenance;

- Safe driving of Auto elevators;

-First Aid, CPR-DEA.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Internal training indicators	2020	2019
Number of courses given	107	299
Number of people trained	2,399	2,032
Number of training hours	30,645	46,782
Average of hours per employee	12.00	17.80

Performance management

Faced with the uncertain context of 2020, we understood the importance of adapting quickly in order to respond to the changing context.

During the year we promoted Feedback between the different members of the organization, promoting networking and deepening learning as a result of the challenges that we were solving throughout it.

4.	Scholarship Program

In 2020 we continue to accompany 15 members of the AA2000 team who obtained a scholarship in 2019, facilitating their learning and pushing them to improve.

5.	Internal communication and work environment

In 2020 the challenge in communication and work environment was to stay close to the teams beyond physical distance, understanding that we had many realities of connection and work simultaneously.

On the one hand, we decided to move forward with new Guides for Family Entertainment (11 editions), Learning Guides (6 editions) and also focused on leaders to accompany their teams (4 editions).

We continue to renew the Intranet with new sections and better visualization. Among the highlighted sections of this year we could mention “Care against COVID-19” where we include all the protocols, communications developed with the Medical Department on prevention; also the section "Adaptation Protocols" where we unify in one place all the documents developed to adapt our operation.

As a communication channel, we also implement WhatsApp groups in some work teams to be able to share audiovisual material and information in real time. We also finished the implementation of digital billboards in Aeroparque, San Fernando and we maintained those of the Cargo Terminal.

We adapted the meetings "Mano a mano” (“One to one”) to the virtual format. A communication space led by the General Manager of the Business Unit (“BU”), together with the team of leaders, where they shared with the teams the most important messages about the business, the priorities of the BU and a space for questions and answers so that each employee can ask their CEO first-hand. We hold 16 meetings throughout the year with more than 1,260 participants.

For the first time we brought together the entire AA2000 team, virtually, in an event for the end of the year together with Martín Eurnekian and Daniel Ketchibachian.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

SOCIETY

1.	Airport Orchestras

In 2016, the Society created the Aeropuertos Argentina 2000 Youth Orchestra, an initiative of great social value as it combines education in general and artistic education, with the generation of genuine employment that contributes to inclusion and narrowing social gaps through access to education and culture

The Orchestra is formed by a “Full Organic”, which includes strings, wood, metal and percussion instruments to face high artistic obligations, such as a Mozart or Gershwin symphony. Currently, it is made up of 41 young people between 8 and 17 who were selected by their Director based on their standards of artistic excellence and commitment. Thus, this initiative seeks to give recognition to musicians who stood out for their talent. The academic team is composed of a select group of professionals in the field, whose tools and knowledge provide a working model and method, with “artistic achievement” and as a consequence the possibility of social mobility.

The children have an education and allowance grant that is deposited monthly in a savings account created for each beneficiary. In addition, they are given a special scholarship for an assistant who has the function of carrying out general and logistics coordination: sheet music, music stands, spare parts, schedules, etc.; this being a rotating charge.

During 2020, the orchestra held virtual meetings as a rehearsal twice a week in which they prepared different themes that were later edited into videos.

2.	Project Amaltea "Another Story"

Another Story is a project that the Society carries out together with the Amaltea civil Association aimed at the social insertion of people in the extreme poverty of C.A.B.A. and the nearby suburbs most related to the problem of drug use, especially paco (cocaine base paste).

During a year as particular as 2020, marked by the pandemic and its health, economic and social consequences, various actions have been carried out in order to accompany and mitigate its impact on the institution, on the team members (most of the inhabitants of the Slum Ciudad Oculta) and in the daily recipients of Another Story and Dreams: children, young people, entire families from the neighborhood, the poor and the excluded, those most affected by this catastrophe.

Based on this, the priority objectives were:

a.	Face the minimum expenses of the Institution, necessary for the functional support of the different venues and their fundamental tools (Dreams Nursery Garden, Another Story building, Coexistence House, rent, administrative expenses, maintenance of the truck, services, food and cleaning basic, disinfection supplies and protocol, etc.)

b.	Accompany and contain the different needs of the people on the team and the neighbors of the neighborhood who are recipients of daily work.

Regarding the attention and specific care, before the interruption of the habitual functioning, a follow-up of the individuals and families was carried out, both remotely and in person, within the possibilities and following the measures of social distancing.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

ENVIRONMENT

The Company has an Environmental Management System based on a set of administrative directives, organization and operational knowledge. In this framework, it works on actions and programs to make the use of resources more efficient, reduce, prevent and compensate for the environmental impacts of its operations.

Among the actions it performs we highlight:

-	Management of waste similar to the domiciliary: they are disposed of in sanitary landfills.

-	Management of non-hazardous waste: a paper, glass and plastic recycling program is carried out, and the supplier companies are asked to return toners and vehicle batteries at the end of their useful life. Regarding electronic waste, they are donated to partner organizations for their use. Scrap, wood and other bulky waste are delivered to authorized centers.

-	Management of hazardous waste: it is carried out in accordance with the protection of human health, the defense of the environment and the preservation of natural resources, for which the airport manages them in accordance with current legislation.

-	Participation in the Integrated Internal Waste Management Program (GIRI), which establishes waste separation measures at source in the corporate building located in the Palermo neighborhood, CABA.

-	Efficient water management; and effluent.

-	Responsible consumption of energy and mechanisms to achieve its reduction with the incorporation of alternative energy sources; and

-	Internal and external environmental awareness campaigns.

In relation to the Company's Environmental Policy, it should be noted that in 2020 a set of preventive measures were carried out that promoted constant evolution in environmental management, such as:

-	Completion of real-time measurements of noise and gaseous emissions at El Palomar Airport;

-	Modification of the contract documents for the collection of solid urban waste oriented towards recycling in order to reduce costs and the company's environmental impact; and

-	Management of studies, environmental documentation and updating of files before the enforcement authorities, in terms of environmental liabilities. Applicable to Ezeiza, San Fernando and Aeroparque Jorge Newbery airports.

CLOSING NOTES

During 2020, comprehensive management was consolidated within the premises established in the Corporate Risk Management Policy. The different factors linked to:

-	Corporate Governance,

-	Integrity,

-	strategic issues,

-	reputational issues,

-	process efficiencies and efficiencies,

-	financial and budgetary aspects,

-	normative compliance,

-	financial reporting / SOX,

-	technological issues, and

-	fraud in general

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890 continued their development throughout the organization, and were particularly disseminated in the management of each Business Unit.

During 2020, the COVID-19 pandemic raised an unprecedented demand for priority and urgent jobs that were added to the tasks usually carried out by Aeropuertos Argentina 2000 for the corporate control of the aforementioned risks. The danger of contagion of the virus among our collaborators or among the members of each of the airport communities in which we provide our services, the strong restriction of commercial air transport, or the specific requirements to allow crucial air operations that supply strategic medical supplies In this context, are some of the aspects that have tested the response capacity of our Organization and gave us a new opportunity to demonstrate how important our commitment is to the Society we serve.

Citing for illustrative purposes only a few examples of the extraordinary activities that Aeropuertos Argentina 2000 carried out in terms of controlling risks directly related to the pandemic since its inception:

-	The internal processes were reviewed to keep the health of the collaborators and the operational continuity of the Organization under control while the contingency lasts. The actions carried out allowed the immediate development of teleworking in all those activities that do not require the physical presence of collaborators in situ, and the strategic layout of the operating shifts that have kept our airports functional without interruption.

-	Service agreements with suppliers and concessionaires were reorganized to promote operational sustainability at each of the airports,

-	the different issues that may affect the transmission of the virus during the passage of people and goods through our airports were analyzed, and the most effective ways to control them, and

-	Consequently, new protocols applicable to each airport were reconsidered in the “new normality”, which:

o	maintain biosecurity in accordance with new health requirements

o	or they do not leave airport hygiene and sanitation issues to chance, applying new preventive and detective mechanisms

o	facilitate each of the processes required so that each passenger -and air cargo- can depart and arrive safely at our airports

-	the ways to carry out critical operational activities, preventing our functional standards from being degraded despite the restrictions imposed by the pandemic -such as in the case of the operations of the Argentine Red Cross and the Ministry of Health, which have allowed the supply of critical medical supplies through our cargo terminals.

Aeropuertos Argentina 2000 thus contributed prominently from its role as airport operator for a prompt and safe reactivation of air transport, in which each of our users can feel cared for even in these unusual circumstances.

All these activities were carried out within an exceptional collaborative internal framework in which employees from all areas, Business Units and Service Units contributed their talents to face this unusual crisis.

Likewise, we maintained our commitment to development, taking advantage of the current circumstances to modernize and further develop the aeronautical infrastructures of the Jorge Newbery Airport in the City of Buenos Aires, thereby making it possible to increase its long-term operational capacity. The execution of the activities involved was carried out in strict compliance with the preventive measures established for all workers engaged in these tasks.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

More than ever, we can say that Aeropuertos Argentina 2000 has controlled the risks within its reach during 2020 to enable the safe connection of people, goods and cultures, contributing from our position to a better world.

Perspectives for 2021

The Covid-19 virus is having and will likely continue to have, as the global health crisis and virus continue, a negative impact on passenger levels and air traffic operations. The uncertainty generated by this unprecedented situation, including its duration, the impact on the demand for air travel as well as the related economic disturbance, had an adverse effect on our consolidated results of operations, consolidated financial position and consolidated cash flows in relation to the previous exercise.

From the positive we can highlight the following milestones that will mark the course of this 2021:

- During the month of October 2020, the reopening of regular domestic flights was made official and requirements were determined to be fulfilled by the airlines to obtain authorization to carry out domestic flights. This opening was accompanied by a sustained recovery in traffic, a trend that we hope will continue this year

- Since September 2020, international commercial flights were resumed, allowing an improvement in the volumes transported month by month

- Important measures of efficiency and cost reduction were proposed, which include, among others, the internalization of tasks and negotiation with suppliers, making flexible contracts

- External to the company, but with a direct impact, the positive progress in vaccination both globally and locally, which we understand will allow commercial aviation activity to return to pre-pandemic levels as large percentages of the population are inoculated

- In November 2020, the concession obtained a 10-year extension of its contract, which provides a greater planning horizon, as well as the possibility of generating longer-term accessory businesses (and even exceeding this term), such as those related to the real estate.

We also have challenges ahead of us, among which we can mention:

- Continue the return of operations with the corresponding health protocols and be able to adapt quickly to changing situations based on the evolution of the pandemic

- Accompany the entire airport ecosystem to continue to overcome this unprecedented crisis together

- Comply with the obligations resulting from the contractual extension agreement

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve human life and the Company's businesses, along with several steps to further strengthen its financial position.

During 2021 we will continue working together with our employees, airlines, customers, suppliers, regulatory agencies and various stakeholders to overcome this situation and emerge stronger from it.

Destination of the results of the year

This Board of Directors submits the aforementioned documentation for the approval of the Shareholders. The results obtained in the current fiscal year for a total loss of $ 7,549,116,423, will remain in unappropriated results until there are future earnings that absorb the present result.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

To conclude, we appreciate the collaboration obtained during our management of the AA2000 staff, our clients, suppliers, banking entities and other organizations with whom we share the daily activity and greet the Shareholders with the most distinguished consideration.

Autonomous City of Buenos Aires, March 9, 2021

THE BOARD OF DIRECTORS

Martín Eurnekian
President

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

ATTACHMENT IV

A)	THE ROLE OF THE BOARD OF DIRECTORS

Principles

I.	The company must be led by a professional and trained Board that will be in charge of laying the necessary foundations to ensure the company's sustainable success. The Board of Directors is the guardian of the company and the rights of all its Shareholders.

II.	The Board of Directors must be responsible for determining and promoting corporate culture and values. In its performance, the Board of Directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the company.

III.	The Board of Directors must be in charge of ensuring a strategy inspired by the vision and mission of the company, which is aligned with its values and culture. The Board of Directors must engage constructively with management to ensure the correct development, execution, monitoring and modification of the company's strategy.

IV.	The Board of Directors will exercise permanent control and supervision of the company's management, ensuring that management takes actions aimed at the implementation of the strategy and the business plan approved by the board.

V.	The Board of Directors must have the necessary mechanisms and policies to exercise its function and that of each of its members efficiently and effectively.

1.            The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

The board of the Company approved the Corporate Governance Code that establishes within its functions to determine and promote corporate culture and values. In its performance, the board of directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the Company and its shareholders.

For its part, the Board of Directors of the Company approved a Code of Conduct and integrity policies, which were communicated to all employees of the organization, and that focus on the prevention and detection of corruption and the fraud. In particular, they consist of implementing the necessary measures for the Company to carry out its activity in an adequate transparency framework. To this end, it works, among other axes, on the promotion of ethics, transparency and integrity and carries out actions aimed at the formation and dissemination of ethical issues.

2.            The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. In doing so, the Board of Directors takes into account environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Among the functions of the board, is to ensure a strategy aligned with the vision and mission defined, consistent with the values and culture of the Society. Its implementation must be monitored by using key performance indicators.

For its part, the Code of Conduct of the Company, approved by the board of directors, establishes within its principles that the Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it has its operations, promote local development in an efficient and sustainable manner and respect the values for a safe, clean and healthy work environment. Among the functions of frontline management, is to ensure that the activities of the Company are consistent with the business strategy, the policies approved by the board of directors and the risks to be assumed.

Periodically, the general manager informs the board of directors of compliance with the strategic plan and the works plan.

3.            The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear reporting lines.

The board of directors has approved a management structure with clear reporting lines, which allows it to have an adequate internal control system. The management of the Company is composed of:

•	seven managers of the first line (General Manager –CEO-, Operations Manager –COO, Administration and Finance Manager –CFO-, Human Resources Manager -CHRO-, Legal Manager –CLO-, Infrastructure Manager and Manager of Customer Experience –CXO-), with report to the chair;

•	six general managers of the business units: Ezeiza Airport, Air Cargo Terminal, Jorge Newbery Airport, West Business Unit, Northeast Business Unit, and South Business Unit, with report to the general manager (CEO); and

•	support and control functions: Compliance and Internal Control Department; (ii) Internal Audit Management, both with report to the vice presidency; and (ii) Secretary of the Presidency.

4.            The Board of Directors designs corporate governance structures and practices, designates the person responsible for their implementation, monitors their effectiveness and suggests changes if necessary.

The board of directors approves the Corporate Governance Code, as well as any modifications made to it.

The Corporate Governance Code establishes, within the functions of the board of directors, that of designing corporate governance structures and practices, appointing the person responsible for their implementation, monitoring their effectiveness and suggesting changes if necessary. Consequently, the board will designate the person responsible for its implementation and monitoring.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

5.            The members of the Board of Directors have sufficient time to perform their duties in a professional and efficient manner. The Board of Directors and its committees have clear and formalized rules for its operation and organization, which are disclosed through the company's website.

In accordance with the Corporate Governance Code of the Company, directors must perform their duties with the diligence of a good businessman. Each director will be diligently informed about the business of the Company, will devote the time and effort required to perform their duties efficiently and must take appropriate measures for good management and control of the Company.

Currently, the bylaws contain provisions on the operation of the board and the audit committee. For its part, the audit committee has an internal operating regulation. In addition to the bylaws and internal regulations, the provisions of Law No. 26,831 and the regulations of the CNV (T.O. 2013) are applicable for the operation of the audit committee.

Both the regulations of the committee and the bylaws of the company are known to the general public for being on the website of the National Securities Commission. For its part, the website of the Company has a direct redirection to the CNV page.

B)	THE PRESIDENCY IN THE BOARD OF DIRECTORS AND THE CORPORATE SECRETARIAT

Principles

VI.	The President of the Board of Directors is responsible for ensuring the effective fulfillment of the functions of the Board of Directors and for leading its members. It must generate a positive work dynamics and promote the constructive participation of its members, as well as ensure that the members have the necessary elements and information for decision making. This also applies to the Presidents of each Board committee regarding their work.

VII.	The Chairman of the Board of Directors must lead processes and establish structures seeking the commitment, objectivity and competence of the members of the Board of Directors, as well as the better functioning of the body as a whole and its evolution according to the needs of the company.

VIII.	The Chairman of the Board of Directors must ensure that the Board of Directors in its whole is involved and is responsible for the succession of the general manager.

6.            The President of the Board of Directors is responsible for the good organization of the meetings of the Board of Directors, prepares the agenda ensuring the collaboration of the other members and ensures that they receive the necessary materials with sufficient time to participate efficiently and informed in the meetings. The Chairmen of the committees have the same responsibilities for their meetings.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

In accordance with the provisions of the Corporate Governance Code, and in the bylaws of the company, the chairman of the board of directors is responsible for ensuring the effective fulfillment of the functions of the board of directors and leading its members. To do this, it must ensure that the directors receive, in advance, sufficient information to discuss the agenda items and direct the deliberations that take place at the board meetings. It also ensures the annual preparation and delivery to the board of directors of a schedule of meeting dates and their corresponding agenda and promotes the integral discussion of strategic matters.

The President must lead processes and establish structures that ensure the commitment, objectivity and competence of the members of the board, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company. Therefore, he must ensure that they receive ongoing training to keep up to date and be able to properly perform their duties.

7.            The Chairman of the Board of Directors ensures the proper internal functioning of the Board of Directors through the implementation of formal annual evaluation processes.

As provided by the General Companies Law, it is the shareholders meeting that evaluates the performance and controls the management of the board of directors.

In turn, the bylaws of Aeropuertos Argentina 2000 S.A. provide for the functioning of a supervisory commission composed of three regular trustees and three alternate trustees. In accordance with the General Law of Companies, the powers and duties of the trustees include the control of the legality of the administration of the Company.

8.            The President generates a positive and constructive workspace for all the members of the Board and ensures that they receive continuous training to keep up to date and be able to fulfill their duties correctly.

The experience, the moral and professional suitability and the personal and professional background of the directors are determining parameters taken into account by the shareholders for their appointment. In turn, the Corporate Governance Code establishes that the Chairman of the board of directors must lead processes and establish structures that ensure the commitment, objectivity and competence of the board members, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company.

The board of directors establishes an induction program for the new directors in order to provide them with a fast and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

9.            The Corporate Secretariat supports the Chairman of the Board in the effective administration of the Board of Directors and collaborates in communication between shareholders, Board of Directors and management.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

Within the new organizational structure of the Company, the Presidency Secretariat function was created, which aims to control and assist in the design and operation of the new structure. In this way, it supports the President in the effective administration of the board of directors and collaborates in the communication between shareholders, directors and managers.

10.            The Chairman of the Board ensures the participation of all its members in the development and approval of a succession plan for the company's general manager.

The president, together with the human resources area, will prepare a general succession plan and present it to the board.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

C)	COMPOSITION, NOMINATION AND SUCCESSION OF THE BOARD

Principles

IX.	The Board of Directors must have adequate levels of independence and diversity that allow it to make decisions in the best interest of the company, avoiding group thinking and decision-making by individuals or dominant groups within the Board.

X.	The Board of Directors must ensure that the company has formal procedures for the proposal and nomination of candidates to fill positions in the Board of Directors in the framework of a succession plan.

11.            The Board of Directors has at least two members who have the status of independent members in accordance with the current criteria established by the National Securities Commission.

The Board of Directors of the Company is made up of eight directors, of which four are "independent" in the terms of the National Securities Commission. Since the ordinary capital of the Company is owned by 85% of the controlling shareholder and 15% of the national State, two of the directors are appointed by the national State shareholder and, consequently, are independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the capital structure of the issuer.

12.            The company has a Nominating Committee that is composed of at least three (3) members and is chaired by an independent director. If the Nominating Committee is chaired by the Chairman of the Board, he will refrain from participating in the treatment of the designation of his own successor.

At the moment the Company does not consider necessary the creation of remuneration, appointment and corporate governance committees.

The board of directors assumes responsibility for remuneration, appointments and corporate governance, as a collegiate body, thus allowing the participation of all its members in all instances.

13.            The Board of Directors, through the Nominating Committee, develops a succession plan for its members that guides the process of pre-selection of candidates to fill vacancies and takes into account the non-binding recommendations made by its members, the General Manager and the Shareholders.

See answer previous point.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

14.            The Board of Directors implements an orientation program for its new elected members.

As it emerges from the Corporate Governance Code, the board of directors establishes an induction program for new directors in order to provide them with a quick and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

D)	REMUNERATION

Principles

XI.	The Board of Directors must generate incentives through remuneration to align management - led by the general manager - and the Board of Directors with the company's long-term interests in such a way that all directors meet their obligations with respect to all their shareholders equitably.

15.            The company has a Compensation Committee that is composed of at least three (3) members. The members are entirely independent or non-executive.

At the moment the Company does not consider the creation of remuneration, appointment and corporate governance committees necessary.

The board of directors assumes responsibility for remuneration, appointments and corporate governance, as a collegiate body, thus allowing the participation of all its members in all instances.

16.            The Board of Directors, through the Compensation Committee, establishes a remuneration policy for the general manager and members of the Board.

Apply the answer from the previous point.

Among the functions of the board of directors are to define the remuneration and appointment policies of frontline officials and directors.

The remuneration of the directors must be established within the framework approved by the shareholders. The specific determination of the amount to be paid to each director and the method of payment will be proposed by the board. In this regard, the board of directors will take into account the functions and responsibilities of each director, the positions they hold within that body and other objective circumstances that they consider pertinent.

For management positions, the Company has a remuneration policy, including variable concepts subject to the result of the business and the fulfillment of individual objectives. Roles are designed with the corresponding job description for each management. At the same time, a salary structure was designed by bands, in order to manage salaries competitively according to the market and equitable internally. A new Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

E)	ENVIRONMENT CONTROL

Principles

XII.	The Board of Directors must ensure the existence of a control environment, consisting of internal controls developed by management, internal audit, risk management, regulatory compliance and external audit, which establishes the necessary lines of defense to ensure integrity in the operations of the company and its financial reports.

XIII.	XIII The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to efficiently direct the company towards its strategic objectives.

XIV.	XIV The Board of Directors must ensure the existence of a person or department (depending on the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the internal audit of the company. This audit, to evaluate and audit the internal controls, corporate governance processes and risk management of the company, must be independent and objective and have its reporting lines clearly established.

XV.	The Audit Committee of the Board of Directors will be composed of qualified and experienced members, and must fulfill its functions in a transparent and independent manner.

XVI.	The Board of Directors must establish appropriate procedures to ensure the independent and effective performance of the External Auditors.

17.            The Board determines the company's risk appetite and also monitors and guarantees the existence of a comprehensive risk management system that identifies, evaluates, decides the course of action and monitors the risks faced by the company, including -among others- environmental, social risks and those inherent in the business in the short and long term.

The Board approved the Corporate Risk Management Policy and the Corporate Risk Management Procedure. In the latter, the concepts of Risk Appetite and Tolerable Risk are defined. The Policy and Procedure are aligned with the conceptual framework for the purpose of the Committee of Sponsoring Organization of the Treadway Commission (C.O.S.O.).

For risk management, the board defines the levels of acceptable risk for the achievement of its objectives. On the other hand, the audit committee proposes the strategy and supervises the operation of Corporate risk management.

Frontline managers know the exposure levels of risk and ensure that the criteria established in the corporate risk management policy are complied.

Finally, the function of corporate risk management is to monitor and coordinate with the different areas of the company that the activities are carried out as planned by the higher bodies.

18.            The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct report line to the Audit Committee.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

The Company has an Internal Audit Statute, approved by the board dated August 7, 2018. The Company adopts the definition provided by the Institute of Internal Auditors, which describes the Internal Audit as an independent and objective activity of assurance and consultation, designed to add value and improve the operations of an organization. It helps an organization to achieve its objectives by providing a systematic and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

The Company is committed to maintaining high standards of internal control in its operations. That is why this area has been designed to carry out continuous evaluations, being the policy of the Company to establish and support this activity.

The mission of the internal audit is to evaluate whether the risk management, control and governance processes, designed and implemented by the Company, are adequate and work in such a way as to ensure that:

(i) Risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the Company.

(ii) The interaction between the different government groups works properly.

(iii) The integrity program is implemented.

(iv) The operational, financial and management information is accurate, reliable, complete and presented on time.

(v) Employee actions observe the applicable policies, standards, procedures, laws and regulations.

(vi) Resources are acquired economically, are used efficiently and are duly protected.

(vii) Regulatory and legislative aspects of relevance that affect the Company are recognized and adequately addressed.

In the same sense, it is a source of consultation, as long as it does not compromise its independence.

To ensure the independence of the function, the Internal Audit Manager (“GAI”) reports to the audit committee on what it does to fulfill the function of this body, and to the online vice president. Additionally, it has full access to the board. Neither the GAI nor its team can carry out operational activities or make operational decisions or authorize transactions that are not respective to their areas.

In turn, the area (through its responsible) will have:

(i) Unrestricted, free and total access to all activities of the Company, reports, records, locations or facilities, assets and employees.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

(ii) Free and direct access to the audit committee and external auditors.

(iii) Ability to allocate resources, set frequencies, select auditable units and objects and apply the techniques necessary to achieve audit objectives. In this regard, internal audit staff could also be outsourced as defined by the GAI.

(iv) Obtain the necessary assistance from the Audit Committee, the Board of Directors and the management and employees of the Company, as well as specialized external and internal advice.

(v) Implement procedures to delegate the aforementioned powers to internal audit staff and ensure the execution of the responsibilities of the department.

(vi) Attend meetings of the steering committees as deemed necessary.

On the other hand, in the performance of its functions, the GAI has the responsibility to:

(i) Develop and implement a flexible annual risk-based audit plan including special tasks or projects requested by management and / or by the audit committee in the exercise of its specific functions.

(ii) Adapt its team to the professionalism, experience and probity that are required.

(iii) Send periodic reports to management and the audit committee regarding the matters that they fulfill in their duties.

(iv) Collaborate in the investigation and analysis of activities that are suspected of being fraudulent and in reporting the results to the vice president, and inform the audit committee regarding their scope of exercise.

(v) Advise management on issues related to internal controls, especially regarding the management of critical risks, critical changes in the system, critical observations regarding the presentation of information and structure.

(vi) Implement internal procedures that regulate their actions.

(vii) Verify compliance with the internal audit statute, submit consideration of the adjustments to the board and the audit committee for review and approval, and review it periodically.

(viii) Verify the proper implementation of the Company's Anti-Bribery and Anti-Corruption Policy.

19.            The internal auditor or members of the internal audit department are independent and highly trained.

The management body elected an audit committee in which the majority of its members are independent. The Chairman of the committee is one of the independent members.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

The GAI responds functionally to the audit committee and hierarchically to the vice president, as indicated above. The GAI independence practices align with what is established in the International Framework for the Professional Practice of Internal Auditing.

All members of the internal audit management are well versed in financial, business and accounting matters and have the necessary authority to perform their tasks effectively, objectively and independently, as established in the aforementioned framework.

These members have adequate knowledge in relation to:

- Risk assessment and, in particular, the risk of fraud.

- Use of technological resources to perform the audit task (such as ACL).

The GAI has access to all the records, documents, files and other information that is necessary to carry out its work and its members have direct communication with all the people of the different areas of the organization.

The GAI has an autonomous budget to obtain the necessary resources to do its homework and to cover the corresponding expenses, including the training of its members.

20.            The Board of Directors has an Audit Committee that acts on the basis of a regulation. The committee is mostly composed and chaired by independent directors and does not include the general manager. The majority of its members have professional experience in financial and accounting areas.

The bylaws in its article X provide that the Company must have an audit committee, which is governed by said article and by the regulations of the audit committee that was approved by the ordinary and extraordinary general meeting of the Company held on July 18, 2016, by the Capital Market Law No. 26,831 and by the regulations of the National Securities Commission.

According to the provisions of these standards, the audit committee must be composed of three members of the board of directors, most of whom must be independent directors. The chair of the committee must fall to an independent director. The members are appointed by the director considering his or her knowledge on business, financial and accounting issues.

The general manager does not integrate the audit committee.

21.            The Board of Directors, with the opinion of the Audit Committee, approves a policy for the selection and monitoring of external auditors in which the indicators to be considered when making the recommendation to the Shareholders' Meeting on the conservation or replacement of the external auditor are determined.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

The Audit Committee has the following functions in relation to the appointment of the external auditor of the Company:

(i) Consideration of the background of the audit firm and of the regular and alternate auditors appointed by the assembly, of the independence policy and quality standards of the audit firm and of the emphasis given to its application.

(ii) Issue an opinion regarding the board's proposals for the selection, appointment, re-election and replacement of the external auditor of the Company.

(iii) Review the affidavits and inscriptions established by the CNV of both the auditing firm and the regular and alternate auditors appointed by the shareholders meeting.

(iv) Review the contents of the contracting letter of the external audit.

In turn, the Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of the said committee.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

F)	ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII.	The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with regulations that prevent, detect and address serious corporate or personal failures.

XVIII.	The Board of Directors will ensure the establishment of formal mechanisms to prevent and otherwise deal with conflicts of interest that may arise in the administration and management of the company. It must have formal procedures that seek to ensure that transactions between related parties are carried out in the best interest of the company and the equitable treatment of all its shareholders.

22. The Board of Directors approves a Code of Ethics and Conduct that reflects ethical and integrity values and principles, as well as the company's culture. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the company.

The Company has a new Code of Conduct (the “Code”) that was approved by the Company's board of directors at its meeting on August 7, 2018 and was communicated to all employees of the organization. This Code is known and must be complied with by the members of the board, trustees, members of the committees, employees and interns of the Company (the “Collaborators”). It also applies to suppliers, commercial agents, representatives, contractors, subcontractors, customers, permit holders, and other interest groups (the "Business Partners").

The management of the Company and the compliance department, with the assistance of the human resources department, must take the necessary measures so that all Collaborators are trained to comply with the provisions of the Code. Its purpose is to establish the guidelines that govern the ethical behavior of all Employees and their Business Partners and ensure that they are observed to maintain a conduct with high professionalism and integrity, not only within the Company but also in relationships with other interested parties. All Partners of the Company must send the Commitment Mission set forth in the Code of Conduct to the duly formed human resources department.

In turn, the Company has implemented an intensive, mandatory and global plan, in various formats, which includes theoretical material and practical cases. The first stage (aimed at directors, managers and airport administrators) began during the month of November 2018 and the training presented both the Integrity Program and its work axes: Code of Conduct and related policies.

The training plan on Ethics and Integrity of the Company is based on various training formats, such as face-to-face classes, e-learnings, etc.

During 2019, the Company completed a training plan that consisted of:

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

-	Training for hierarchical personnel in Compliance Axes and Integrity Program.

-	Face-to-face training on Conflict of Interest policy for all Purchasing personnel.

-	Introductory Permit Due Diligence Training for Business Managers

-	Training on Implementation of the Due Diligence Procedure for Suppliers aimed at purchasing personnel (all Business Units)

During 2020, the Training plan consisted of:

-	Training on Due Diligence for Suppliers directed to the personnel of the Purchasing and Financial Administration area of all the Business Units.

-	Training on Due Diligence for Concessionaries directed to the personnel of the Commercial area.

23. The Board of Directors establishes and periodically reviews, based on the risks, size and economic capacity, an Ethics and Integrity Program. The plan is visibly and unequivocally supported by management who designates an internal manager to periodically develop, coordinate, supervise and evaluate the program for its effectiveness. The program provides: (i) periodic trainings to directors, administrators and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting irregularities, open to third parties and adequately disseminated; (iii) a policy of protection of whistleblowers against reprisals; and an internal investigation system that respects the rights of those investigated and imposes effective sanctions on violations of the Code of Ethics and Conduct; (iv) integrity policies in bidding procedures; (v) mechanisms for periodic risk analysis, monitoring and evaluation of the Program; and (vi) procedures that verify the integrity and trajectory of third parties or business partners (including due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities during the processes of corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

At the end of 2017, the Internal Control and Compliance Department was created, which reports to the Vice President of the Company (and has direct access to the Audit Committee).

The main function of this area is to establish the necessary mechanisms to ensure that the Company, the "Collaborators" and "Business Partners" comply with the regulatory framework related to its subject (Internal Control, Integrity, Risks, standards and procedures).

For its part, the Integrity Program focuses on the prevention and detection of corruption and fraud. In particular, it consists in implementing the necessary policies for the Company to carry out its activity in an adequate transparency framework. To this end, it works on the following axes:

(i) Promotion of ethics, transparency and integrity: carries out actions aimed at the formation and dissemination of ethical issues and internal control.

(ii) Code of Conduct: establishes the guidelines that govern the ethical behavior of all Employees and their Business Partners.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

(iii) Complaints channel: jointly with the person responsible for internal auditing, it manages and tracks complaints about possible violations of the Code of Conduct.

The Board of Directors of the Company approved at its meeting on August 7, 2018 the Complaints Channel Policy, which is applicable to the Company and to all Collaborators and Business Partners.

This policy states:

•	the procedures applicable in the event that any individual is aware of the existence of facts contrary to the principles stipulated in the Code of Conduct of the Company;

•	the treatment and monitoring that the Company will give to the complaints, and

•	the protection of confidentiality and other guarantees of the complainant.

The aforementioned procedures are designed to ensure the fair treatment of the personnel involved and to protect their rights of defense against accusations.

For its part, the board of directors approved the Conflict of Interest Prevention Policy at its meeting on August 27, 2018. This policy is intended to know and manage conflicts of interest. For this, it establishes a declarative regime for them, mandatory for all employees with hierarchical positions and for all those who perform their tasks in specific risk areas.

During 2020 this policy was updated incorporating as a possible risk the links with Public Officials in its definition and the updating of the forms that incorporate this figure. Additionally, changes related to the responsibilities of the areas in compliance with the standard were incorporated.

Regarding compliance with the submission of sworn statements, a compliance level of 91% was reached based on the AA2000 staff payroll.

Additionally, the Company, through its Policy for the Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or with its controlling, controlled or related companies, and with the operations with securities based on such information, in order to protect the interests of investors.

The policy of gifts and attentions aims to regulate the granting and reception of gifts and attentions in a transparent manner in labor activities, without obtaining undue advantages, to ensure the construction of integral relationships.

In this sense, during 2020, due diligence was carried out on a total of 34 donations and the review of a gift declaration.

Additionally, the Gifts and Hospitality policy was modified to incorporate the following adjustments:

-	Donations are incorporated as part of the benefits achieved by the policy.

-	Approval-review-authorize thresholds aligned with the amounts established by the Authorization Manual.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

-	The hospitality conditions are incorporated in relation to public officials,

Due diligence procedures were also implemented and approved to regulate relationships with third parties.

Due diligence procedures to regulate relations with third parties were also implemented and approved.

Finally, the Company has comprehensive risk management policies and has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (C.O.S.O).

24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy that establishes the role of each corporate body and defines how those harmful transactions are identified, managed and disclosed to the company or only to certain investors.

The Code of Conduct of the Company establishes that all Employees must avoid situations that present or may present a conflict, between their personal interests and the interest of the Company. In order to circumvent this, the Company urges the open disclosure of this type of information.

For its part, the Board of Directors, at its meeting on August 27, 2018 approved the Conflict of Interest Prevention Policy that aims to establish a mandatory declarative regime, and set the guidelines on the behavior that employees must assume when a conflict of interest is presented, classifies them as real and potential, and establishes the routes of action to follow in case of a conflict of interest.

The Code of Conduct of the Company establishes that it protects and limits the disclosure of confidential records to those with a strict need for knowledge. Similarly, the disclosure of information that commits the Company to third parties and / or talk about it in public areas should be avoided. The Company, through its Policy of Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or its controlling, controlled or related companies and with operations with securities values based on such information.

The regulation of the audit committee provides for the procedure to be followed in the case of transactions with related parties. In this sense, it consists of:

1) Prior to the conclusion of an agreement with a Related Party for a Relevant Amount, the Vice President of the Company will inform the audit committee and forward the documentation requested for its review according to normal and usual market conditions between independent parties.

2) The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

3) The intervention of the audit committee will be in these cases prior to treatment and board approval.

The main operations carried out by the Company with companies included in article 33 of Law No. 19,550 and / or with other related parties are set forth in the corresponding notes of the audited financial statements of the Company, whether it is accounting documentation for intermediate or annual periods.

On the other hand, the Company has issued negotiable obligations and signed syndicated loans (and their successive modifications) for which it has committed personally and its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other operation with an affiliate or any director, officer or employee of the Company (or any of its relatives), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation be:

(i) in terms at least as favorable to the Company (or said subsidiary) that those that the Company (or said subsidiary) could obtain in comparable transactions in market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that in respect of any operation (or series of related operations) that involves total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), of which no more than US $ 5,000,000 (or its equivalent in any other currency) may be made in the same calendar year, the Company must deliver to the issuing agent proof that said operation was approved in advance by a majority of the members (including a majority of the non-interested members) of the Board of Directors of the Company and / or said subsidiary (as applicable), and (b ) US $ 50,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent an opinion of an independent appraiser regarding the suitability of said operation for the Company or said subsidiary from a financial point of view ;

(ii) for the payment of reasonable fees and other remunerations paid and any compensation provided to officers, directors, employees, consultants or representatives of the Company or any of its subsidiaries as determined in good faith by the Company or its relevant subsidiary;

(iii) for loans and advances by the Company or any of its subsidiaries to any of its directors, officers and employees for expenses of transfer, representation and relocation, in each case made in the ordinary course of business and for an amount not exceeding to US $ 1,000,000 (or its equivalent in any other currency) in total pending at any time;

(iv) a restricted payment allowed by the terms and conditions of the negotiable obligations;

(v) a permitted investment recorded in the terms and conditions of negotiable obligations;

(vi) between fully controlled subsidiaries of the Company;

(vii) an operation under the Technical Assistance Contract once it has been reestablished; or

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

(viii) a sale of new capital stock of the Company or any of its subsidiaries issued to a person other than the Company or any of its subsidiaries, any contribution (except for the Company or any of its subsidiaries) to the capital of the Company or any of its subsidiaries or (except for debt held by the Company or any of its subsidiaries) the conversion into or exchange of any debt for subordinated debt or share capital of the Company or any of its subsidiaries.

For the purposes of this rule, are affiliated the holders (direct or indirect) of representative capital stock of 10% or more of the share capital of a person.

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

G)	PARTICIPATION OF SHAREHOLDERS AND INTERESTED PARTIES

XIX.	The company must treat all Shareholders equitably. It must guarantee equal access to non-confidential and relevant information for the assembly decision of the company.

XX.	The company must promote the active participation and with adequate information of all the Shareholders, especially in the formation of the Board of Directors.

XXI.	The company must have a transparent Dividend Distribution Policy that is aligned with the strategy.

XXII.	The company must take into account the interests of its stakeholders.

Principles

25. The company's website discloses financial and non-financial information, providing timely and equal access to all Investors. The website has a specialized area for the attention of inquiries by investors.

The company discloses financial information through the website of the National Securities Commission. In turn, the Code of Conduct and the contact information for inquiries of investors and the general public are published on the Company's website.

26. The Board of Directors must ensure that there is a procedure for identification and classification of its stakeholders and a communication channel for them.

The Company has an institutional website of free access, in which the different groups of interested parties can enter and access information of various kinds related to the Company (including the financial information that is available through a link to the CNV). The site is: www.aa2000.com.ar

Additionally, the web page allows the contact of the interested parties with the Company, through forms designed for this purpose. Information transmitted by electronic means responds to the highest standards of confidentiality and integrity.

Finally, it is worth mentioning that the Company has a Sustainability Report that communicates the main economic, social and environmental impacts through this tool that is the most used by companies worldwide, and that is prepared following the guidelines of the G Global Report Initiative (GRI) standards, which is a recognized standard for transparency and accountability. The digital version of this report is on the same web page.

1	http://www.cnv.gob.ar/sitioWeb/Empresas/Empresa/30696170580

https://www.aa2000.com.ar/contacto

Aeropuertos Argentina 2000 S.A.

Número de inscripción en la Inspección General de Justicia: 1645890

27. The Board of Directors sends to the Shareholders, prior to the holding of the Meeting, a “provisional information package” that allows the Shareholders - through a formal communication channel - to make non-binding comments and share dissenting opinions with the recommendations made by the Board of Directors, the latter having that, when sending the final package of information, expressly issue on the comments received that it deems necessary.

The board of directors must ensure the informed participation of the shareholders in the general meetings and, consequently, adopt the measures it deems appropriate so that the general meeting can effectively exercise the powers conferred under the law and the bylaws.

In particular, the board of directors makes available to the shareholders, prior to the general meeting, all information required by law. Although the shareholders meeting does not have an operating regulation, it is a rule that all shareholders have at their disposal all the documentation to be treated by the assembly well in advance.

28. The bylaws of the company consider that the Shareholders can receive the information packages for the Shareholders Assembly through virtual media and participate in the Assemblies through the use of electronic means of communication that allow the simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of participants.

The bylaws of the Company do not provide for the participation of remote shareholders nor is it necessary in view of the limited number of shareholders it has.

29. The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividend distribution will take place.

The Company does not have a written dividend distribution policy. Notwithstanding the foregoing, the preferred shares held by the national State, issued by extraordinary general meeting of March 6, 2008, in accordance with the provisions of clause 14 and annex VII of the Concession Agreement, grant the holder an Annual fixed dividend equivalent to 2% of its nominal value, payable in preferred shares. The preferred dividend is cumulative in the event that the Company does not obtain liquid and realized profits.

The negotiable obligations issued by the Company in February 2017 provide for restrictions on the payment of dividends as of 2017. Notwithstanding these restrictions, the negotiable obligations allow the payment of dividends to the preferred shares to the extent that the distribution of dividends is legally allowed.

Under the provisions of the conditions of issuance of preferred shares, in the conditions of issuance of negotiable obligations and in the rules of the CNV, in case there are realized and liquid gains, once the dividends of preferred shares have been distributed, the balance of the result of the year may be used for the distribution of dividends within the established limits, or the creation of optional reserves.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Autonomous City of Buenos Aires
Principal activity:	Use, management and operation of airports
Individual Financial Statements Fiscal Year N° 23 commenced January 1, 2020
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Superintendence of Corporations:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 – Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 14)
	Subscribed	Paid-in
	$
Emitido
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting right	910,978,514	910,978,514
	1,169,495,813	1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Comprehensive Income

For the years ended at December 31, 2020 and 2019

		12.31.20	12.31.19
	Note	$
Continuous Operations
Revenue	3	21,247,623,573	50,625,097,939
Income of construction (IFRIC 12)	5	8,041,132,124	24,697,946,511
Cost of services	10	(23,286,978,357)	(32,642,870,957)
Cost of construction (IFRIC 12)		(8,031,920,939)	(24,679,782,710)
Operating Income		(2,030,143,599)	18,000,390,783
Distribution and selling expenses	10	(1,764,847,320)	(5,122,895,302)
Administrative expenses	10	(1,356,990,216)	(1,892,322,455)
Other income and expenses, net	3	500,489,278	1,176,728,662
Operating Income		(4,651,491,857)	12,161,901,688

Finance Income	3	1,200,498,455	810,827,386
Finance Costs	3	(6,100,264,193)	(3,902,327,255)
Result from exposure to changes in the purchasing power of the currency		(2,193,501,294)	(2,029,422,566)
Result of investments accounted for using the equity method	4	(139,866,556)	28,918,134
Income before Income Tax		(11,884,625,445)	7,069,897,387
Income Tax	3	4,335,509,022	973,782,828
Income for the year for continuous operations		(7,549,116,423)	8,043,680,215
Net Income for the year		(7,549,116,423)	8,043,680,215
Other comprehensive income		-	-
Comprehensive Income for the year		(7,549,116,423)	8,043,680,215

(Loss) / Earnings per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		(30.0160)	30.3162

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Financial Position

At December 31, 2020 and 2019

		12.31.20	12.31.19
	Note	$
Assets
Non-current Assets
Investments accounted for by the equity method	4	91,849,517	231,716,073
Intangible Assets	5	91,204,601,659	92,156,876,290
Rights of use		583,128,981	164,064,208
Other receivables	3	6,086,782,523	7,345,693,470
Total Non- Current Assets		97,966,362,680	99,898,350,041
Current Assets
Other receivables	3	2,574,232,466	4,723,062,615
Trade receivables, net	3	2,382,246,994	4,279,340,637
Investments	3	1,980,334,797	-
Cash and cash equivalents	3	5,109,446,832	2,627,503,713
Total Current Assets		12,046,261,089	11,629,906,965
Total Assets		110,012,623,769	111,528,257,006

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	747,529,409
Share Premium		137,280,595	137,280,595
Adjustment of capital		16,155,470,808	16,112,499,177
Legal and facultative reserve		34,673,318,494	26,684,631,090
Retained earnings		(7,548,639,916)	8,044,156,722
Total Shareholders’ Equity		44,586,925,794	51,984,614,292

Liabilities
Non- Current Liabilities
Provisions and other charges	9	1,450,182,719	281,595,227
Financial debt	6	34,277,689,696	33,013,162,719
Deferred income tax liabilities	12	4,440,016,430	8,463,864,753
Lease liabilities		362,947,458	-
Accounts payable and others	3	740,386,991	68,502,405
Fee payable to the Argentine National Government	7	1,570,171,110	-
Total Non- Current Liabilities		42,841,394,404	41,827,125,104
Current Liabilities
Provisions and other charges	9	1,338,609,068	1,071,629,307
Financial debt	6	10,155,375,314	6,890,816,495
Lease liabilities		220,827,078	180,817,329
Accounts payable and others	3	9,897,775,230	9,001,792,193
Fee payable to the Argentine National Government	7	971,716,881	571,462,286
Total Current Liabilities		22,584,303,571	17,716,517,610
Total Liabilities		65,425,697,975	59,543,642,714
Total Shareholders’ Equity and Liabilities		110,012,623,769	111,528,257,006

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Changes in Equity

At December 31, 2020 and 2019

	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other reserve	Retained Earnings	Total Equity

		$
Balance at 01.01.20	258,517,299	747,529,409	137,280,595	16,112,499,177	766,344,091	25,918,286,999	-	8,044,156,722	51,984,614,292
Resolutions of the Shareholders’ Meeting dated April 22, 2020 (Note 18):
Capitalization of dividends of preferred shares	-	163,449,105	-	42,971,631	-	-	-	(206,420,736)	-
Legal and Facultative reserve	-	-	-	-	402,184,011	7,435,075,468	-	(7,837,259,479)	-
Compensation plan							151,427,925	-	151,427,925
Net comprehensive Income for the year	-	-	-	-	-	-	-	(7,549,116,423)	(7,549,116,423)
Balance at 12.31.20	258,517,299	910,978,514	137,280,595	16,155,470,808	1,168,528,102	33,353,362,467	151,427,925	(7,548,639,916)	44,586,925,794

Balance at 01.01.19	258,517,299	629,252,640	137,280,595	16,028,410,271	659,150,523	17,450,301,119	-	12,445,443,616	47,608,356,063
Resolutions of the Shareholders’ Meeting dated July 25, 2019 (Note 18):
Capitalization of dividends of preferred shares	-	118,276,769	-	84,088,906	-	-	-	(202,365,675)	-
Distribution of dividends	-	-	-	-	-	-	-	(3,667,421,986)	(3,667,421,986)
Legal and Facultative reserve	-	-	-	-	107,193,568	8,467,985,880	-	(8,575,179,448)	-
Net comprehensive Income for the year	-	-	-	-	-	-	-	8,043,680,215	8,043,680,215
Balance at 12.31.19	258,517,299	747,529,409	137,280,595	16,112,499,177	766,344,091	25,918,286,999	-	8,044,156,722	51,984,614,292

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Individual Statements of Cash Flows

At December 31, 2020 and 2019

		12.31.20	12.31.19
	Note	$
Cash Flows from operating activities
Net Income for the year		(7,549,116,423)	8,043,680,215
Adjustments for:
Amortization of intangible assets	5	8,993,406,755	7,141,543,707
Specific allocation of accrued and unpaid income	7	2,541,887,991	571,462,286
Income Tax	3	(4,335,509,022)	(973,782,828)
Income of investments accounted for by the equity method	4	139,866,556	(28,918,134)
Bad debts provision	8/10	493,886,726	2,332,009,364
Unpaid financial debt interests costs	6	3,335,552,150	2,770,432,876
Depreciation rights of use	10	198,365,898	207,990,575
Accrued deferred revenues and additional consideration	9	(247,774,179)	(828,518,221)
Compensation plan		151,427,925	-
Unpaid Exchange differences		1,099,367,407	213,389,106
Contingencies provision	9	15,221,470	27,636,441
Adjustment effect for inflation		1,534,451,235	(108,251,299)
Changes in operating assets and liabilities:
Changes in trade receivables		267,190,917	(3,839,559,663)
Changes in other receivables		515,567,098	(5,152,303,023)
Changes in accounts payable and others		3,975,715,155	4,778,712,036
Changes in provisions and other charges		1,899,070,589	2,482,890,667
Changes in fee payable to the Argentine National Government		(419,758,938)	(442,736,294)
Increase in intangible assets		(8,040,930,605)	(24,697,214,474)
Income tax paid		-	(918,663,036)
Net Cash generated by/ (used in) operating activities		4,567,888,705	(8,420,199,699)

Cash Flow for investing activities
Addition of investments		(2,171,984,220)	(3,386,957,700)
Collection of investments		326,935,093	4,580,909,896
Net cash flow (used in) / generated by financing activities		(1,845,049,127)	1,193,952,196

Cash Flow from financing activities
New financial debt	6	6,215,612,651	11,639,144,384
Lease liabilities		(234,511,089)	(228,453,805)
Financial debt paid- principal	6	(4,084,818,298)	(3,653,510,938)
Financial debt paid- interests	6	(2,127,430,413)	(2,471,854,576)
Dividends paid	9	(48,670,762)	(4,268,669,809)
Net cash flow (used in) / generated by financing activities		(279,817,911)	1,016,655,256

Net increase / (decrease) in cash and cash equivalents		2,443,021,667	(6,209,592,247)

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		2,627,503,713	8,117,777,417
Net increase / (decrease) in cash and cash equivalents		2,443,021,667	(6,209,592,247)
Effect of inflation generated by cash and cash equivalents		(14,446,180)	2,013,761,758
Foreign Exchange differences generated by cash and cash equivalents		53,367,632	(1,294,443,215)
Cash and cash equivalents at the end of the year		5,109,446,832	2,627,503,713
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	201,519	732,037
Dividends on preferred shares		210,549,151	206,420,736

The accompanying notes are an integral part of these Individual Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires on January 28, 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the agreement signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports.

Likewise, the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses.

It is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System. Continuing with previous presentations, on January 28, 2021 the ORSNA was requested again, by note AA2000-DIR-112/21, to formalize the incorporation of the Airport into Group A of NSA.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

The National State issued Decree No. 1092/17 on December 22, 2017, by which it incorporated the El Palomar Airport, located in the Province of Buenos Aires, into the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Main terms and conditions of the Concession Agreement:

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the National Airport Systems. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of infrastructure works for the “A” Group of the National Airports System.

The Company may settle trust payment obligations through the assignment of credits arising from the rendering of aeronautical and/or airport services under the concession prior intervention of the Secretary of Transport and authorization of the ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

Under the Concession Agreement, the ORSNA must annually review the financial projection of income and expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

In November 2012, together with the increase of tariffs granted by the National Government a “New Trust for Works-Portfolio of Projects” was created as per article 7 E) of the Trust Agreement for the Strengthening aimed at financing Works of “Portfolio of Works 2012”. The Company has requested the disaffection of the aforementioned trust, an issue not resolved to date.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

Currently and in accordance with the provisions of the Technical Conditions for the Extension, the ORSNA issued Resolution ORSNA N ° 04/21 dated January 13, 2021, which ordered the increase of the International Air Station Use Rate (TUAI) in US $ 6.

As of the date of these financial statements, the revisions to the financial projection of income and expenses corresponding to the years 2018, 2019 and 2020 are pending approval by the ORSNA.

1.3. Investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; 2024-2027 and 2028-2038.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Investments (Contd.)

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the Financial Projection of Income and Expenses.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned. To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97,420,000. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, AA2000 shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond for $1,123,888,889.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES (Contd.)

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300,000,000.

The company has contracted insurance for U$S 500,000,000.

1.7. Limitations to the transfer of shares

The shares in AA2000 could not be pledged without prior authorization of the ORSNA. The shareholders of AA2000 could only change their stake ownership or sell their shares with the prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

As a result of what was agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree.

NOTE 2 – ACCOUNTING POLICIES

The Individual Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on March 9, 2021.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences (FACPCE), which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Individual AA2000 Financial Statements have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee. of Accounting (IASC, for its acronym in English, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented. Unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Individual Financial Statements of AA2000 as of December 31, 2019, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of December 31, 2020, depending on the application of NIIC 19 (see Note 2.22).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At December 31, 2020 AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 12.31.20	Net Shareholders ‘equity at closing	Income for the year
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	89,085,779	89,711,155	(1,862,805)
Cargo & Logistics S.A.	1,637,116	98.63%	2,675,406	2,712,568	2,301,007
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(5,611)
Texelrío S.A. (3)	84,000	70.00%	-	-	(140,321,985)
Villalonga Furlong S.A. (4)	123,700	1.46%	72,806	4,986,711	22,838

(1)	Companies based in the Argentine Republic.
(2)	Includes adjustments under IFRS for the elaboration and presentation of these financial statements.
(3)	The Net Shareholders Equity includes 4,000,000 of preferred shares.
(4)	Owner of 98.42% of the capital stock and votes in a direct way.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at the cost restated at the closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

The Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period of time, operate and maintain such infrastructure. Infrastructure is not recognized as property, plant or equipment (PPE), because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

5) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization, which amortizes in a straight line during that of the lease.

6) Sales receivables and other receivables

Sales receivables and other receivables are recognized at face value; net the provision for devaluation losses if there are no significant differences with the interest method. The implicit interest is disaggregated and recognized as financial income as interest is accrued.

7) Investments

The investments consist mainly of investments in public debt instruments and term deposits, with original maturity greater than three months from the date of acquisition

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

8) Cash and cash equivalents

Cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities.

9) Capital Stock

The capital stock is represented by ordinary, non-endorsable shares of $ 1 par value and preferred shares of $ 1 par value. The adjustment that arises from the restatement to the closing currency, is exposed as "Adjustment of capital".

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

10) Provisions and other charges

Provisions are recognized in the financial statements when:

-	The Company has a present obligation (legal or constructive) as a result of past events,
-	It is probable that an outflow of resources is required to settle such obligation and
-	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date. The discount rate used to determine present value reflects current market assessment, at statements financial position date, of the time value of money, and the risks specific to the obligation.

11) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

12) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

In the case of short-term leases or low-value leases, the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Main temporary differences correspond to differences between the book and tax value of property, plant and equipment and intangible assets, mainly due to different depreciation and amortization criteria. Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in a foreseeable future.

The income tax result for the year ended December 31, 2020 was $ 4,335 million, including a current tax gain of $ 312 million and a deferred tax gain of $ 4,023 million.

The income tax gain in 2019 was $974 million, including a current tax charge of $1,357 million that was mostly reversed by a deferred tax gain. On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $5,572 million, as well as a special tax charge of $968 million for adhering to said benefit.

For the purpose of determining the net taxable income at the end of the years ended at December 31, 2020 and 2019, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $2,161 and 2,543 million respectively was incorporated into the tax result, as of December 31, 2020 and 2019, the variation of the Consumer Price Index General Level (CPI) has exceeded 15% and 30% respectively. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in six consecutive years, as a result at December 31, 2020 $1,360 million was recognized as a minor tax loss and $1,802 million as a deferred tax liability, and as of December 31, 2019, $493 million was recognized as a deferred tax liability as of December 31, and $ 2,050 million was recognized as a deferred tax liability.

14) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

14) Accounts payable and others (Contd.)

Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, and social contributions, as well as employee termination payments and restructuring costs are recognized at fair value.

15) Revenues

The Company generates revenues from the following activities:

a) Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b) Non Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period.

16) Financial Costs

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

17) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession, being that 2.5% of said income is used to finance the investment commitments of AA2000 corresponding to the investment plan under the concession contract through a trust in which AA2000 is the trustor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and builders of the

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

17) Other income and expenses (Contd.)

works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

18) Distribution of dividends

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

19) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2020.

20) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2020 and are mentioned in Note 21.

21) Compensation plan

During fiscal year 2020, Corporación América Airports (hereinafter CAAP) resolved to grant a compensation plan to the executive level of AA2000. It corresponds to a payment plan based on shares of CAAP, who will take charge of them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social security contributions", both in "Cost of sales" and "Distribution and selling expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

22) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

22) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

22) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The inter annual coefficient for the period ended December 31, 2020 was 1.3614.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

22) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;
-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2020. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;
-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2020, applying the corresponding adjustment coefficients at their dates of contribution or origin;
-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2020, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

22) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION		12.31.20	12.31.19
	Note	$
Cash and cash equivalents
Cash and funds in custody		6,031,906	17,295,029
Banks		1,765,631,621	2,588,051,520
Checks not yet deposited		24,054,805	22,157,164
Time deposits		3,313,728,500	-
		5,109,446,832	2,627,503,713

Investments
Term deposits		1,980,334,797	-
		1,980,334,797	-

Trade receivables, net
Trade receivables		5,742,921,981	7,228,315,036
Related parties	7	86,534,877	58,708,409
Checks - postdated checks		30,968,748	34,476,271
Provision for bad debts	8	(3,478,178,612)	(3,042,159,079)
		2,382,246,994	4,279,340,637

Other current receivables
Expenses to be recovered		71,968,641	69,561,152
Guarantees granted		1,254,587	1,708,002
Related parties	7	7,571,445	3,929,280
Tax credits	25	2,352,001,715	4,420,712,696
Prepaid Insurance		48,810,135	61,671,370
Other		92,625,943	165,480,115
		2,574,232,466	4,723,062,615

(*) As of December 31, 2020 and 2019, includes tax credits for return of value added tax for $193,487,546 and $1,493,403,983, respectively.

Other non-current receivables
Trust for Strengthening	7	6,086,782,523	7,345,693,470
		6,086,782,523	7,345,693,470

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF FINANCIAL POSITION (Contd.)
		12.31.20	12.31.19
	Note	$
Accounts payable and other-current
Obligations payable		733,409,764	79,438,032
Suppliers		6,634,924,940	6,622,058,385
Foreign suppliers		738,483,721	130,790,769
Related parties	7	255,423,181	277,383,410
Salaries and social security liabilities		1,200,787,919	1,631,066,209
Other tax liabilities		334,745,705	261,055,388
		9,897,775,230	9,001,792,193

Accounts payable and other- non current
Suppliers		732,541,023	-
Other tax liabilities		7,845,968	68,502,405
		740,386,991	68,502,405

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME
		12.31.20	12.31.19
		$
Revenues
Aeronautical revenues		8,921,836,886	31,254,042,176
Non-aeronautical revenues		12,325,786,687	19,371,055,763
		21,247,623,573	50,625,097,939

As of December 31, 2020 and 2019, "over the time" income from contracts with customers was $18,521,291,605 and $43,697,727,042, respectively.

Other net incomes and expenses
Trust for Strengthening	1.1	526,034,931	1,254,557,339
Other		(25,545,653)	(77,828,677)
		500,489,278	1,176,728,662
Finance Income
Interest		1,535,854,429	3,087,084,852
Foreign Exchange differences		(335,355,974)	(2,276,257,466)
		1,200,498,455	810,827,386

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 3 – BREAKDOWN OF CERTAIN ITEMS OF THE INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)
		12.31.20	12.31.19
	Note	$
Finance Expenses		(4,767,681,847)	(3,016,896,547)
Interest		(1,304,676,950)	(885,430,708)
Foreign Exchange differences		(27,905,396)	-
Others		(6,100,264,193)	(3,902,327,255)
		(4,899,765,738)	(3,091,499,869)

Income Tax
Current	12	311,660,700	(1,356,531,721)
Deferred	12	4,023,848,322	2,330,314,549
		4,335,509,022	973,782,828

NOTE 4 – INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2020	2019
	$
Balance at January 1	231,716,073	202,797,939
Income from investments accounted for by the equity method	(139,866,556)	28,918,134
Balance at December 31	91,849,517	231,716,073

NOTE 5 – INTANGIBLE ASSETS

		2020	2019
	Note	$
Original Values
Balance at January 1		129,090,437,506	104,392,490,995
Acquisition		8,041,132,124	24,697,946,511
Balance at December 31		137,131,569,630	129,090,437,506

Accumulated Amortization:
Balance at January 1		(36,933,561,216)	(29,792,017,509)
Amortization of the year	10	(8,993,406,755)	(7,141,543,707)
Balance at December 31		(45,926,967,971)	(36,933,561,216)
Total Net Balance at December 31		91,204,601,659	92,156,876,290

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT

Breakdown of financial debt

	31.12.20	31.12.19
	$
Non-current
Bank borrowings	4,832,750,444	7,621,646,071
Negotiable Obligations	29,788,115,327	25,479,561,888
Finance lease liabilities	-	1,590,824
Cost of issuance of NO	(343,176,075)	(89,636,064)
Total Non- Current	34,277,689,696	33,013,162,719
Current
Bank borrowings	6,155,459,696	2,262,814,961
Negotiable Obligations	4,073,273,470	4,621,402,568
Finance lease liabilities	3,991,889	20,940,736
Cost of issuance of NO	(77,349,741)	(14,341,770)
Total Current	10,155,375,314	6,890,816,495
Total	44,433,065,010	39,903,979,214

Changes of Financial Debt:

	2020	2019
	$
Balance at January 1	39,903,979,214	32,015,002,237
New financial debt	6,215,814,170	11,639,876,421
Financial debt paid	(6,212,248,711)	(6,125,365,514)
Accrued interest	3,335,552,150	2,770,432,876
Foreign Exchange differences	1,185,101,473	(405,060,912)
Inflation adjustment	4,866,714	9,094,106
Net Balance at December 31	44,433,065,010	39,903,979,214

The carrying amounts and fair value of financial debt are as follows:

	Carrying amount	Fair Value (1)	Carrying Amount	Fair Value (1)
	12.31.20		12.31.19
	$
Bank borrowings	10,988,210,140	10,988,210,140	9,884,461,032	9,884,461,032
Negotiable Obligations	33,440,862,981	33,853,587,855	29,996,986,622	29,338,417,407
Finance lease liabilities	3,991,889	3,991,889	22,531,560	22,531,560
Total	44,433,065,010	44,845,789,884	39,903,979,214	39,245,409,999

(1) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBT (Contd.)

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class  “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

The aforementioned program establishes the issuance of simple Negotiable Obligations not convertible into shares with a nominal value of up to US $ 500,000,000, or its equivalent in other currencies, with a duration of five years from the date of approval of the CNV.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Negotiable Obligations Series 2020 with maturity on February 1, 2027, whose interest rate is 9.375% per year during the PIK Period, which will be capitalized quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made, both principal and interest, corresponds to the installment due on February 2, 2021.

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

Based on the aforementioned renegotiation, according to the alternative adopted by Banco Industrial and Commercial Bank of China (Argentina) SA, the Company has contracted hedging financial instruments with said local bank (and independent of the economic group), from future purchases of dollars (NDF) in order to cover the exposure to the fluctuation of the exchange rate between Argentine pesos and United States dollars, of the two refinanced installments. As of December 31, 2020, there are no operations pending execution or settlement, linked to the NDF.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be fully paid on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due August November 2020. They accrue quarterly interest at a variable rate equivalent to the BADLAR rate corrected plus an applicable margin of 5.00% nominal per year and 48% of them will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On the date of issuance of these financial statements, the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA maturing February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 19, 2023.

Additionally, the Company obtained four loans, disbursed by the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5, 00% nominal annually and 48% of them will be paid through quarterly, equal and consecutive installments beginning on March 19, 2022 and the remaining 52% in full on February 19, 2023.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the loan of US $ 10,000,000 was agreed with Banco Macro, extending its term until July 24, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at December 31, 2020 and 2019 are as follows:

	12.31.20	12.31.19
	$
Trade receivables Net Current
Servicios y Tecnología Aeroportuarios S.A.	7,949,287	10,471,509
Other related companies	78,585,590	48,236,900
	86,534,877	58,708,409
Other current receivables
Cargo & Logistics S.A.	795,281	1,082,702
Villalonga Furlong S.A	141,017	-
Other related companies	6,635,147	2,846,578
	7,571,445	3,929,280

Accounts payable and other- Current
Servicios y Tecnología Aeroportuarios S.A.	18,324,013	17,974,785
Other related companies	237,099,168	259,408,625
	255,423,181	277,383,410
Provisions and other charges
Villalonga Furlong S.A.	-	127,229
Other related companies	426,249	580,296
Stakeholders	187,816,970	229,900,830
	188,243,219	230,608,355

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the periods ended at December 31, 2020 and 2019, the Company has charged the cost $208,801,046 and $704,597,510 respectively for maintenance done with Texelrio S.A.

During the years ended December 31, 2020 and 2019, the Company has accrued to the cost $226,455,590 and $347,435,085 respectively with Proden SA for rent and maintenance of offices.

During the years ended December 31, 2020 and 2019, the Company has allocated $86,553,504 and $92,104,997, respectively, with Servicios Integrales América S.A., for out sourcing services of systems and technology

During the years ended December 31, 2020 and 2019, the Company has accrued with Helport S.A. to intangible assets $18,474,060 and $171,170,746 respectively and at cost for the years ended on 31 of December 2020 and 2019 $199,612,774 and $595,514,029 respectively.

During the years ended at December 31, 2020 and 2019 dividends have been paid to the shareholders according to their shareholding for $48,670,762 and $4,268,669,809 respectively.

At December 31, 2020 and 2019 the Company owed the Argentine National Government $2,541,887,991 and $571,462,286 respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $6,086,782,523 and $7,345,693,470 respectively corresponding to the Development Trust to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $350,654,783 and $192,361,701 for the years ended at December 31, 2020 and 2019 respectively. For fiscal year 2020, a total of $ 232,966,038 is included as compensation plan.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.7998% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 8 – BAD DEBT PROVISIONS

	2020	2019
	$
Balance at January 1	3,042,159,079	653,721,994
Increases (*)	1,453,315,645	3,384,590,408
Use	(23,060,788)	(368,013,897)
Inflation adjustment	(994,235,324)	(628,139,426)
Final Balance at December 31	3,478,178,612	3,042,159,079

(1) As of December 31, 2020 and 2019 includes $493,886,726 and $2,332,009,364 respectively in Bad Debt Charges (see Note 10). $959,428,919 and 1,052,581,044, respectively, for exchange differences included in the Statement of Comprehensive Income in the line “Financial Revenues” (Note 3).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2020	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2020	Total current	Total Non Current
Litigations		92,118,082	15,221,470	(6,955,656)	(24,076,783)	-	-	76,307,113	76,307,113	-
Related Parties	7	707,525	2,011	(119,040)	(164,247)	-	-	426,249	426,249	-
Deferred Income		523,815,320	1,088,924,542	-	(76,189,305)	(535,583,595)	41,563,550	1,042,530,512	541,918,324	500,612,188
Trust for works- Portfolio of Projects 2012/2014		141,088,465	1,100,179,698	(292,495,043)	(119,184,182)	345,580,573	-	1,175,169,511	353,939,704	821,229,807
Guarantees Received		130,357,000	27,203,106	(19,729,452)	(34,019,255)	-	23,203,455	127,014,854	127,014,854	-
Upfront fees from Concessionaires		235,237,312	2,060,423	-	-	(57,771,157)	-	179,526,578	51,185,854	128,340,724
Dividends to be paid	7	229,900,830	-	(48,670,762)	(59,537,661)	-	66,124,563	187,816,970	187,816,970	-
Total of provisions and others liabilities		1,353,224,534	2,233,591,250	(367,969,953)	(313,171,433)	(247,774,179)	130,891,568	2,788,791,787	1,338,609,068	1,450,182,719

	Note	At January 1 2019	Increases	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At December 31, 2019	Total current	Total Non Current
Litigations		123,954,113	27,636,441	(17,635,397)	(41,837,075)	-	-	92,118,082	92,118,082	-
Related Parties	7	3,671,064	80,704	(2,101,203)	(943,040)	-	-	707,525	707,525	-
Deferred Income		295,936,783	993,171,505	-	-	(765,292,968)	-	523,815,320	421,413,854	102,401,466
Trust for works- Portfolio of Projects 2012/2014		313,923,226	3,677,652,152	(3,727,710,838)	(122,776,075)	-	-	141,088,465	141,088,465	-
Guarantees Received		100,862,427	204,280,985	(134,566,363)	(40,220,049)	-	-	130,357,000	130,357,000	-
Upfront fees from Concessionaires		273,762,015	24,700,550	-	-	(63,225,253)	-	235,237,312	56,043,551	179,193,761
Dividends to be paid	7	-	3,667,421,989	(4,268,669,809)	(537,791,511)	-	1,368,940,161	229,900,830	229,900,830	-
Total of provisions and others liabilities		1,112,109,628	8,594,944,326	(8,150,683,610)	(743,567,750)	(828,518,221)	1,368,940,161	1,353,224,534	1,071,629,307	281,595,227

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Year ended at 12.31.20
Specific allocation of revenues	3,156,209,587	-	-	3,156,209,587
Airport services and maintenance	4,976,801,927	-	31,456,214	5,008,258,141
Amortization of intangible assets	8,862,668,684	3,868,772	126,869,299	8,993,406,755
Salaries and social security contributions (*)	4,598,097,397	55,537,871	728,690,824	5,382,326,092
Fees for services	64,538,917	8,499,723	149,188,903	222,227,543
Public utilities and contributions	778,316,708	87,603	2,805,400	781,209,711
Taxes	242,428,733	1,097,625,173	223,782,898	1,563,836,804
Office expenses	308,561,734	3,522,274	62,166,533	374,250,541
Insurance	100,988,772	9,976	10,770,494	111,769,242
Advertising expenses	-	101,809,202	-	101,809,202
Bad debts charges	-	493,886,726	-	493,886,726
Board of Directors and Supervisory Committee fees	-	-	21,259,651	21,259,651
Depreciation right of use	198,365,898	-	-	198,365,898
Total at 12.31.20	23,286,978,357	1,764,847,320	1,356,990,216	26,408,815,893

(*) Included $232.966.038 in concept of compensation plan.

Year ended at 12.31.19
Specific allocation of revenues	7,527,344,028	-	-	7,527,344,028
Airport Services and maintenance	7,894,285,905	-	7,251,394	7,901,537,299
Amortization of intangible assets	6,987,735,483	4,786,508	149,021,716	7,141,543,707
Salaries and social security contributions	7,005,987,029	84,121,045	746,508,134	7,836,616,208
Fees for services	305,761,522	32,716,225	191,353,495	529,831,242
Public utilities and contributions	1,248,889,726	270,073	2,233,103	1,251,392,902
Taxes	244,706,301	2,432,979,175	478,515,112	3,156,200,588
Office expenses	1,112,625,578	17,271,561	275,171,846	1,405,068,985
Insurance	107,544,810	21,215	245,712	107,811,737
Advertising expenses	-	218,720,136	-	218,720,136
Bad debts charges	-	2,332,009,364	-	2,332,009,364
Board of Directors and Supervisory Committee fees	-	-	42,021,943	42,021,943
Depreciation right of use	207,990,575	-	-	207,990,575
Total at 12.31.19	32,642,870,957	5,122,895,302	1,892,322,455	39,658,088,714

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.20		Foreign exchange rates	Amount in local currency at 12.31.20	Amount in local currency at 12.31.19
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	28,526,341	83.9500	2,394,786,324	1,926,097,493
Trade receivables	US$	18,149,860	83.9500	1,523,680,746	6,579,989,804
Investments	US$	3,479,726	83.9500	292,123,000	-
Total current assets				4,210,590,070	8,506,087,297
Total assets				4,210,590,070	8,506,087,297

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	31,670,900	84.1500	2,665,106,271	1,088,019,941
	EUR	4,737,671	103.530	490,489,634	549,916,460
Financial debts	US$	117,242,949	84.1500	9,865,994,117	6,775,505,121
Lease liabilities	US$	2,624,208	84.1500	220,827,078	180,817,329
Provisions and other charges	US$	2,231,931	84.1500	187,816,970	229,900,830
Total current liabilities				13,430,234,070	8,824,159,681
NON-CURRENT LIABILITIES
Financial debts	US$	398,013,565	84.1500	33,492,841,511	33,239,559,188
Lease liabilities	US$	4,313,101	84.1500	362,947,458	-
Commercial accounts payable and others	US$	12,328,290	84.1500	1,037,425,637	-
Total non- current liabilities				34,893,214,606	33,239,559,188
Total liabilities				48,323,448,676	42,063,718,869
Net liability position				44,112,858,606	33,557,631,572

NOTE 12 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13%, providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

As a result of the reduction of the tax rate, deferred assets and liabilities as of December 31, 2019 and 2018 were measured using rates of 30% or 25%, depending on the year in which it was estimated that temporary differences recognized will be reversed.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Law No. 27,468 modified the transition regime established by Law No. 27,430 for the application of the adjustment for tax inflation of the Income Tax Law (LIG), indicating that it will be applicable for the fiscal years that start from January 1, 2018 when the variation in the CPI, calculated from the beginning to the end of the year, exceeds fifty-five percent (55%) the first year, thirty percent (30%) the second year and fifteen percent (15%) the third year. According to said Law, the adjustment for positive or negative inflation should be charged one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

The Law of Social Solidarity and Productive Reactivation (LSSRP) - B.O. December 23, 2019 - maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount corresponding to the first and second fiscal year beginning on January 1, 2019 must be charged one sixth in that fiscal period and the remaining five sixths in equal parts in the next 5 immediate fiscal periods.

On the other hand, the LSSRP suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

Considering that, at the date of issuance of these financial statements, the variation in the CPI has exceeded the 30% required for the second year of validity, the Company's Management has considered the effects of inflation and has included said estimate in the provision of income tax payable.

The effect of the deferral of five-sixths of the result from exposure to inflation as of December 31, 2020 has been recognized as a deferred tax liability.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2020 and 2019:

	12.31.20	12.31.19
	$
Income before income tax	(11,884,625,445)	7,069,897,387
Tax calculated at applicable tax rate (*)	3,565,387,634	(2,120,969,217)
Tax effects of:
Differences at applicable tax rate (**)	770,121,388	3,094,752,045
Income Tax Expense	4,335,509,022	973,782,828

(*) The current tax rate at December 31, 2020 and 2019 is 30%. The applicable effective tax rate was 36.48% and (13.77%) as of December 31, 2020 and 2019, respectively.

(**) As of December 31, the main permanent differences correspond to the charge for the application of the adjustment for tax inflation of ($2,535,993,680) and to the gain from the higher deferred tax asset generated by the tax revaluation of ($5,751,793,462).

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following:

Deferred tax assets: Item	Trade receivable nets	Related parties	Provisions and other charges	Financial debt	Tax loss carry- forwards	Total
Balance at 12.31.18	163,430,500	188,244	167,760,967	31,134,021	-	362,513,732
Movement for the year
Charge to income	770,095,852	-	(67,980,366)	29,851,675	-	731,967,161
Inflation adjustment	(57,191,178)	(65,874)	51,306,153	(10,895,100)	-	(16,845,999)
Balance at 12.31.19	876,335,174	122,370	151,086,754	50,090,596	-	1,077,634,894
Movement for the year
Charge to income	620,105,604	-	362,351,074	(109,961,136)	3,712,491,789	4,584,987,331
Inflation adjustment	(232,636,489)	(32,485)	(320,547,518)	(13,297,308)	-	(566,513,800)
Balance at 12.31.20	1,263,804,289	89,885	192,890,310	(73,167,848)	3,712,491,789	5,096,108,425

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 12 – INCOME TAX (Contd.)

Deferred tax liabilities: Item	Intangible Assets	Financial debts	Adjustment for tax inflation (Note 2.13)	Investments	Total
Balance at 12.31.2018	11,108,553,632	48,139,402	-	-	11,156,693,034
Movement for the year
Charge to income	(3,701,095,695)	51,133,789	2,051,614,518	-	(1,598,347,388)
Inflation adjustment	-	(16,845,999)	-	-	(16,845,999)
Balance at 12.31.19	7,407,457,937	82,427,192	2,051,614,518	-	9,541,499,647
Movement for the year
Charge to income	(1,056,949,916)	78,650,213	1,496,110,695	43,328,017	561,139,009
Inflation adjustment	-	(21,881,551)	(544,632,250)	-	(566,513,801)
Balance at 12.31.20	6,350,508,021	139,195,854	3,003,092,963	43,328,017	9,536,124,855
Net balance at 12.31.18					(10,794,179,302)
Net balance at 12.31.19					(8,463,864,753)
Charge to income 2019					2,330,314,549
Net balance at 12.31.20					(4,440,016,430)
Charge to income 2020					4,023,848,322

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

NOTE 13 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Notes 1 and 6, Other Receivables in Current assets at December 31, 2020 and 2019 include $1,254,587 and $8,492,948 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $184,695,060 corresponding to fixed-term placements granted as guarantee.

NOTE 14 - CAPITAL STOCK

At December 31, 2020 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not yet received iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM

As stated in Note 14, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1par value each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions, the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, reforming the social status, subject to the approval of ORSNA, based on the following amendments: Increase in the company’s capital stock for up to $65,000,000. Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering, subject to the prior authorization from the ORSNA.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8). in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2020 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK AND SHARE PREMIUM (Contd.)

The administration of the company is managed by a board of eight members acting for a year end the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate. The National Government as holder of preferred shares has the right to appoint an additional full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación America S.A., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación America S.A. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of AA2000. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of AA2000.

Through joint resolution number RESFC-2020-68-ORSNA # MTR, dated September 22, 2020, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA

NOTE 16 - DIVIDENDS ON PREFERRED SHARES

Preferred shares in favor of the Argentine National Government (see Note 1), whose issuance were approved by the Shareholders Meeting of the Company on March 6, 2008 shall accrue a preferential dividend receivable of 2% of their nominal value, payable in preferred shares, which shall be cumulative in case that the Company does not generate liquid and realized profits.

The Shareholders’ General Ordinary Meetings held annually resolved to pay Shareholders of preferred shares dividends through the issuance of preferred shares of AR$1 par value each under the same terms of the preferred shares issued in favor of the Argentine National Government approved by the Shareholders’ General Ordinary and Special Meeting of class “A” “B” and “C” held on March 6, 2008. Preferred shares were fully subscribed by the Argentine National Government according to the following detail:

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 16 - DIVIDENDS ON PREFERRED SHARES (Contd.)

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting held on April 24, 2009: 30,369,048 preferred shares

-	Shareholders’ General Ordinary and Special Meeting held on March 19, 2010: 10,530,609 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B and C held on December 29, 2011: 10,741,221 preferred shares

-	Shareholders’ General Ordinary, Extraordinary and Special Meeting of Class A, B, C and D and special of preferred shares held on May 2, 2012: 10,956,046 preferred shares;

-	Shareholders’ General Ordinary, and Special of Class A, B, C and D and special of preferred shares held on April 11, 2013: 11,175,167 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 21, 2014: 11,398,670 preferred shares;

-	Shareholders’ General Ordinary Meeting special of Class A, B, C and D and special of preferred shares held on April 28, 2015: 11,626,643 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 25, 2016: 11,859,176 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 26, 2017: 12,096,359 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on April 9, 2018: 12,338,287 preferred shares;

-	Shareholders’ General Ordinary Meeting special of class A, B, C and D and special of preferred shares held on July 25, 2019: 118,276,769 preferred shares;

-	Ordinary general meeting, special of classes A, B, C and D and special of preferred shares held on April 22, 2020: $ 163,449,105 preferred shares.

While this year has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2019 2020, which amounts to $ 210,549,151 will be accumulated and paid in the first year in which the result shows a profit realized and liquid, in accordance with the provisions of the conditions of issue of the shares.

NOTE 17 - DIVIDENDS ON ORDINARY SHARES

The ordinary general meeting, special of classes A, B, C and D and special preferred shares held on April 22, 2020 and July 5, 2019, resolved to distribute dividends to ordinary shares, in accordance with their respective holdings, for the sum of US $50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of this assembly amounted to $2,143,500,000). Once the legal reserve was established and the dividends of preferred shares and ordinary shares were distributed, the constitution of a facultative reserve for the execution of future works plans was resolved with the remainder.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on July 25, 2019 decides among other issues:

- That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;

(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;

(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounts to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and

(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

As a consequence of the above, it was resolved:

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

- that the result for the year ended December 31, 2019 has the following destination:

(i) $ 318,459,365 for the constitution of the legal reserve;

(ii) $ 163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State payable in 163,449,105 preferred shares of one peso ($ 1) par value each;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON JULY 25, 2019 AND APRIL 22, 2020 (Contd.)

(iii) the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

As a consequence of the above, it was resolved:

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

NOTE 19 – EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	12.31.20	12.31.19
Income for the year, net dividends accrued	(7,759,665,574)	7,837,259,479
Amount of ordinary shares	258,517,299	258,517,299
Earnings from shares	(30.0160)	30.3162

NOTE 20 – FINANCIAL RISK MANAGEMENT

The Company operates in a complex economic context, the main variables of which have recently experienced strong volatility, both nationally and internationally.

At the local level, the following circumstances that occurred during 2019 are displayed:

The first half of the year saw a 2.5% drop in GDP in year-on-year terms

-	Accumulated inflation between January 1, 2020 and December 31, 2020, reached 36.14% (CPI);

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

-	The significant devaluation of the peso generated an unforeseen departure of deposits in dollars from the financial system (consequently generating a fall in the Central Bank's reserves) and an increase in the reference interest rate, reaching during the year to be above 80%. At the end of the fiscal year, the value of the interest rate was close to 60%;

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

The context of volatility and uncertainty continues at the date of issuance of these financial statements.

The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The financial statements of the Company should be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Group are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2020 and 2019 was an equivalent of $43,358,835,628 and $39,903,979,214 of a total debt of $65,425,697,975 and $59,543,642,714 respectively. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2020 and 2019 a variation in the exchange rate of $ 0.10 against the American dollar would translate in an increase of $4,667,620 and $14,250,440 in the assets and $56,842,494 and $69,379,995 in the respective liabilities.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company for the period between January 1, 2006 and February 13, 2028 (expressed in amounts at December 31.2005) in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic. Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the Financial Projections of income and expenses. See Note 1.2 of the present financial statements.

Credit Risk

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

The commercial credits of the Group originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Group has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Group depends on key clients, as Aerolineas Argentinas SA and LATAM Group.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to the one to be obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

Liquidity risk

The financial condition, the liquidity of the Group and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness and the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk (Contd.)

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

In thousands of $	Total	1st Quarter 2021	2nd Quarter 2021	3rd Quarter 2021	4th Quarter 2021	2021	2022	2023-2038
liabilities (*)	67,437,355	9,322,433	4,205,567	5,156,854	5,594,947	24,279,801	30,607,152	12,550,402
Leases	587,767	60,815	55,739	54,660	53,606	224,820	362,947	-
Other obligations	1,362,986	268,013	-	-	273,743	541,756	821,230	-
Total Contractual Obligations	69,388,108	9,651,261	4,261,306	5,211,514	5,922,296	25,046,377	31,791,329	12,550,402

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate is of $4,423,193,685 and $2,826,043,980 (9.95% and 7.07% of total financial debts, respectively) at December 31, 2020 and 2019, respectively.

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued in the year 2017and in 2020 establish certain commitments for the Company. At the date of the current Financial Statements AA2000 has complied with all obligations assumed.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 20 – FINANCIAL RISK MANAGEMENT (Contd.)

Capital Management (Contd.)

	12.31.20	12.31.19
	$
Total Financial Liabilities	44,433,065,010	39,903,979,214
Less: Cash and cash equivalents	(5,109,446,832)	(2,627,503,713)
Net liability	39,323,618,178	37,276,475,501
Total shareholder’s equity	44,586,925,794	51,984,614,292
Index of indebtedness	88.20%	71.71%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

-	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

The following table presents the Company's financial instruments:

ASSETS	12.31.20	12.31.19
Financial assets at amortized cost
Trade receivables	5,860,425,606	7,321,499,716
Other receivables	9,337,837,228	13,071,589,135
Investments (Note 13)	184,695,060	-
Cash and cash equivalents	5,109,446,832	2,627,503,713
Total financial assets at amortized cost	20,492,404,726	23,020,592,564
Financial assets at markets price
Investments	1,795,639,737	-
Total financial assets at markets price	1,795,639,737	-
Total	22,288,044,463	23,020,592,564
LIABILITIES
Financial liabilities at amortized cost
Financial debt	44,425,264,068	29,308,359,436
Trade accounts payable	10,516,397,626	8,921,554,136
Provisions and other charges	2,712,484,674	1,261,106,451
Total	57,654,146,368	39,491,020,023

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Bad debts:

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2019, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2020 was calculated by applying the following expected loss ratios: 0.84% on non-expired loans, 3.91% on loans due between 1 and 30 days, 9.61% for the expired range between 31 and 60 days; 15.45% for the range of overdue loans between 61 and 90 days, 21.49% for overdue loans between 91 and 180 days and 36.92% over those overdue for more than 181 days.

The provision for losses on loans for sale as of December 31, 2019 was calculated by applying the following expected loss ratios: 0.66% on non-due loans, 3.60% on loans past due between 1 and 30 days, 7.90% for the range of overdue between 31 and 60 days; 14.16% for the range of overdue between 61 and 90 days, 21.13% for overdue credits between 91 and 180 days and 35.36% over those overdue more than 181 days.

Contingencies:

Finally, estimates related to contingencies and other risks are analyzed based on likelihood of occurrence and estimated amount considering the opinion of the legal advisors of the Company.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2020	2019
	$
Clients
Group 1	22,269,288	198,468,424
Group 2	2,810,617,748	4,412,072,355
Group 3	3,027,538,570	2,710,958,937
Total unimpaired trade receivables	5,860,425,606	7,321,499,716

Group 1 – New customers / related parties (less than 6 months)

Group 2 – Existing customers / related parties (more than 6 months) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months) with some defaults in the past. All defaults were fully recovered.

Note: None of the borrowings to related parties is past due nor impaired.

Breakdown of financial assets date is as follows:

		Due dates
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	Without established term	Total
	$
Trade receivables	1,571,290,223	803,766,936	6,718,998	470,837	-	-	-	2,382,246,994

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Stamp taxes

The province of Río Negro has made claims for unpaid stamp tax and notified the Company of the assessed amounts of unpaid stamp taxes applicable to the Concession Agreement. Below is a summary of the status of each claim:

Province of Río Negro

On April 25, 2000, AA2000 received a claim for $508,586.44 corresponding to unpaid stamp tax due to (i) alleged incorrect calculation of stamp tax, as it was calculated based on the present value of the fee instead of its nominal value, (ii) the assumption that the guarantees agreed with the Argentine National Government should have been included and (iii) considering late payment of the tax. The Company answered the demand, claimed its nullity and challenged the calculation made.

On December 14, 2000, AA2000 was notified by the provincial Tax Authorities of a claim for AR$ 956,344 including interest as of December 29, 2000. On January 8, 2001, AA2000 rejected the assessment made. On June 10, 2003 the amount claimed was $1,346,810. The Company appealed the assessment.

On August 9, 2004 Resolution No. 812 issued by the General Tax Authorities rejected the appeal. On August 24, 2004 the Company filed an administrative appeal which was rejected by Resolution No. 758 of the Treasury Department on May 17, 2005. A new appeal was presented with no resolution to date.

Claims on Real State tax

Province of Cordoba

-       Main File Nº 2629962/36: The General Revenue Service of Córdoba initiated a tax execution in real estate tax concept (Periods 2009/50, 2010/10/20/30/40/50, 2011/10/20/30/40/50, 2012 / 10/20/30/40/50, 2013/10/20/30/40/50), for $ 6,090,377.45 (capital: $ 3,455,810.66 and surcharges: $ 6,090,377, 45). The General Revenue Service requested the embargoes to cover the sum claimed. The fiscal execution was answered, citing the ORSNA and the National State as third parties and the surety bond was offered to replace the blocked measure and this was accepted. The citation of third parties and the request for suspension of the main proceedings, which were processed under separate files to the principal, were rejected as well as their successive appeals and appeals lodged. Regarding the main file, the Court of First Instance ordered the fiscal execution. The General Revenue Service requested the execution of the sentence and made liquidation for a total amount of $ 12,111,450.27 (including capital, interest, regulated fees and contributions), which was processed under a Separate Body with File No. 2918169/36.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba(Contd.)

The liquidation was challenged and an extension of the bond insurance previously provided was offered. The liquidation was approved and then appealed by AA2000, and processed under File No. 6196915. The Appeals Chamber has not yet resolved the appeal to the liquidation. On 10/11/2017 we were notified of the decision of the Appeals Chamber corresponding to the rejection of the AA2000 appeal on the merits of the matter. Against it, a cassation appeal was lodged with the Supreme Court of Justice, which is processed under File No. 5916677, and has not yet been resolved.

It is necessary to indicate that the DGR, according to local procedural legislation is in a position to execute the debt. The appeal was denied, and on April 17, a direct complaint was lodged. On June 5, 2018, the payment of the settlement was credited in the amount of $ 12,111,450.27.

On November 9, 2018, the fees of the attorney-in-fact were regulated for their intervention with respect to the appeal of Cassation, in the amount of $ 298,428.49 plus VAT. On November 9, 2018, the attorney's fees were regulated for their intervention regarding the appeal, in the amount of $298,428.49 plus VAT. On May 30, 2019, the remaining settlement made by the DGR of Córdoba was paid, in the amount of $ 6,425,899.28, as debt, interest, fees and legal costs. On May 21, 2019, Federal Extraordinary Appeal was filed against the judgment of the Superior Court of Justice of the Province of Córdoba that led to the fiscal execution and rejected the incompetence raised. On September 26, 2019, the TSJ rejected the granting of the extraordinary appeal and on October 9, 2019, the complaint was filed before the CSJN, which is pending resolution.

-    Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against AA2000 for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7,405,302.36. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. Under File No. 2895251/36, The General Revenue Service requested the embargoes. AA2000 offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. The seized embargo is for the sum of $ 9,626,893.07. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On March 11, 2020, AA2000 was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber.

-    Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3,346,121.61 corresponding to - Capital: $ 2,610,221.43, and surcharges (calculated on 06/22/2017) in the amount of $ 735,900.18. On February 1, 2018, the claim was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is blocked for the amount of $ 4,381,372.12. The Chamber rejected the appeal regarding the replacement of embargo by means of a resolution notified on November 19, 2019, therefore, an appeal was filed on December 9, 2019. On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was filed.

-    Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $ 2,206,561.28 corresponding to - Capital: $ 2,003,233.12 and - Surcharges (calculated at 06/21/06) / 2017): $ 203,328.16. On December 20, 2017, AA2000 was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $ 2,868,529.66. The fees of the tax attorney were regulated in this first instance in the amount of $ 111,012.07. The appeal on the replacement of embargo is still pending resolution. On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019.

On February 5, 2020, AA2000 was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. A direct appeal of a complaint will be filed before February 9, 2021.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Tax claims (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

-   Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $ 5,189,313. The embargo order was for the sum of $ 6,746,106.90 (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered. On August 9, 2018 it was decided to reject the citation of third parties, which will be appealed. It was also ordered to move the appeal on the substitution of embargo. The replacement of the embargo was rejected and appealed, the grievances founded on April 12, 2019. On April 8, 2019, the complaint filed against the rejection of the third party subpoena was rejected, and an appeal was filed. dated August 5, 2019.

-   Main File. Nº 8296338: On July 15, 2019, AA2000 was notified of the demand for fiscal execution in the amount of $ 4,314,806.82. Likewise, an embargo for the amount of $ 5,609,248.86 was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo (bond policy 724,180) was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed.

On November 30, 2020, the company was notified of the rejection of the appeal. Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution.

-  Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 12,953,678.84 in a new tax execution initiated by the Córdoba DRG, on which the company was still not notified of the lawsuit.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes which, according to its legal advisors are unlikely to be successful.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

According to the IAS 7, the movements in the net debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Liabilities for financial leases at 1 year	Financial lease liabilities after 1 year	1-year bank borrowings	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
Balances at the beginning	20,940,735	1,590,825	2,262,814,961	7,621,646,071	4,607,060,799	25,389,925,823	39,903,979,214
Cash flows	(15,385,360)	-	(3,283,871,090)	2,867,878,757	(2,912,790,742)	3,347,733,894	3,565,459
Exchange rate	(146,509)	-	624,203,580	(297,702,685)	(3,312,884,205)	4,171,631,292	1,185,101,473
Inflation adjustment	(2,585,493)	(422,309)	24,522,742	(112,460,088)	(1,718,682,334)	1,814,494,196	4,866,714
Other movements without cash	1,168,516	(1,168,516)	6,527,789,503	(5,246,611,611)	7,333,220,211	(5,278,845,953)	3,335,552,150
Net debt as of December 31, 2020	3,991,889	-	6,155,459,696	4,832,750,444	3,995,923,729	29,444,939,252	44,433,065,010

NOTE 25 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX

During fiscal year 2019, the Company made presentations before the Federal Administration of Public Revenues (AFIP) in order to obtain the refund of tax credits of the Value Added Tax (VAT) for: (a) VAT tax credits generated by the purchase of fixed assets, and (b) freely available balances.

The total amount requested from the AFIP for VAT tax credit refunds reaches $ 1,096,957,202 (nominal values of 2019).

a) On September 18, 2019, General Resolution No. 4581/2019 was published in the Official Gazette, by means of which the AFIP establishes the requirements, terms and forms to access the refund of the accumulated tax credit for the acquisition of fixed assets. Law No. 27,430 modified the Value Added Tax Law, incorporating an added article after article No. 24, based on which a regime for the refund of the technical balance originated in the acquisition of fixed assets was established, in accordance with the conditions established there.

Additionally, Law No. 27,467 established an annual quota for 2019 of $ 15,000,000,000 and Resolution No. 185/2019 of the Ministry of Finance established an order of priority based on the age of the accumulated balances according to the fiscal period in which they were generated and, at the same age, that the allocation is proportional to the magnitude of the balances.

Under this regime, on December 23, 2019, the Company submitted a request for a refund of the VAT tax credit for the purchase of fixed assets for $ 918,367,994 (nominal values of 2019).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 25 - TAX CREDITS FOR REFUND OF VALUE ADDED TAX (Contd.)

On February 13, 2020, a request for prompt dispatch was submitted to the AFIP to rule on it.

c) Additionally, in the month of September 2019, presentations were made requesting the return of the balance of free availability of VAT for $ 178,589,208.

During fiscal year 2020, $ 903,469,656 has been charged for the presentations made.

NOTE 26 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

The emergence and spread of a virus called "Coronavirus" (or Covid-19) towards the end of 2019, has generated various consequences on global business and economic activities. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, inter alia, the closure of borders and a ban on travel to and from certain parts of the world. for a period of time and finally the obligatory isolation of the population together with the cessation of non-essential commercial activities. On March 11, 2020, the World Health Organization declared Covid-19 a global pandemic.

In Argentina, the National Government through Decree of Necessity and Urgency No. 260/2020 dated March 12, 2020 (and complementary regulations) established, among others, the public health emergency for a period of one year, the closure of borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long-distance buses, among other measures aimed at reducing the population's circulation, preventive and compulsory social isolation was established as of March 20, 2020, allowing circulation only of those people linked to the provision / production of essential services and products; This isolation will be extendable for the time considered necessary in light of the epidemiological situation.

On October 16, 2020, ANAC resolution N ° 304/2020 was published in the Official Gazette, in which the reopening of regular domestic flights was made official and requirements to be fulfilled by the airlines to obtain authorization to conducting domestic flights.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

Subsequent to the declaration of the pandemic, the company has been forced to decrease its operations after a substantial drop in national and international air traffic, which translated into a decrease in its revenues.

On the other hand, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Power has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected by the health emergency.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 26 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

Among the assistance measures provided for in the decree, the Company has benefited from the postponement of the employer contributions corresponding to the month of March of the current period for 60 days and from the month of April with a reduction in social security contributions.

Additionally, the AFIP has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b), for the months of April to December 2020. This allocation consists of a sum paid by ANSES to part of the workers for an amount equivalent to 50% of the net salary, up to the maximum amount of two minimum vital and mobile salaries.

As of December 31, 2020, this benefit was attributed to the result of the period in the item "Salaries and social charges", segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

The Board of Directors is closely monitoring the situation and taking all necessary measures to preserve the Company's human life and business.

In order to strengthen the financial position, the Company restructured the financial debts with its main creditors through the refinancing and exchange of its negotiable obligations.

Following this line, a series of actions have been implemented, including: (i) measures to protect employees and passengers by improving safety and hygiene protocols, including remote work and only essential personnel on the premises, having sanitary equipment and implementing additional disinfection policies, (ii) the implementation of cost control and cash preservation measures, reducing expenses as much as possible, while maintaining the necessary quality and safety standards, (iii) negotiation with suppliers to extend payment terms and with regulatory agencies to renegotiate the payment of concession rights, and (iv) reduce capital investments to the minimum possible, to try to mitigate the impact of the COVID-19 virus. Additionally, the company adapted the airports for the restart of domestic and international flights, through the implementation of sanitary protocols for the transit of tourists, staff and the airport community in general. Despite these efforts, we expect our results of operations to be adversely affected in future periods and for as long as the health crisis continues. However, although there have been significant short-term effects, they are not expected to affect business continuity.

NOTE 27 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

On February 2, 2021, the company Aerolineas Argentina SA (ARSA) sent the Company a Reversal Letter, which contains a proposal for the recognition of debt for the amounts owed until March 31, 2020 ($ 120,586,290.10 and U $ S 36,542,036.83) (hereinafter the Reversal Letter).

In this document, ARSA proposes a payment plan in 72 monthly, equal and consecutive installments payable as of January 5, 2023.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Individual Financial Statements

At December 31, 2020 presented in comparative format (Contd.)

NOTE 27 - EVENTS SUBSEQUENT TO THE END OF THE YEAR (Contd.)

Likewise, ARSA accepts said amounts to be transferred to the Trust for Strengthening the NSA

By note AA2000-DIR-149/21 dated February 4, 2021, the Company accepts the Reversal Letter and in compliance with the provisions of Art 15 of the Trust Agreement signed on 12/29/09, requests the ORSNA, prior intervention of the Ministry of Transportation, authorization for the transfer of the amounts mentioned in the first paragraph to the Trust for Strengthening the NSA.

As of the date of these Financial Statements, the Company and ARSA are in negotiations to reconcile the rest of the outstanding debt.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the financial year that could significantly affect the Company's equity and financial situation.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission

General issues about the activity of the Society

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	Without established term	Total
	$
RECEIVABLES
Trade receivables	1,571,290,223	803,766,936	6,718,998	470,837	-		-	2,382,246,994
Other receivables	-	19,953,249	12,202,534	12,202,534	12,202,534	6,086,782,523	2,517,671,615	8,661,014,989
	1,571,290,223	823,720,185	18,921,532	12,673,371	12,202,534	6,086,782,523	2,517,671,615	11,043,261,983

DEBTS
Specific allocation of income to be paid E.N.A.	-	448,326,511	-	-	523,390,370	1,570,171,110	-	2,541,887,991
Accounts payable and other	2,345,310,665	4,739,578,260	650,366,782	645,668,213	1,516,851,310	740,386,991	-	10,638,162,221
Financial debt	-	1,532,391,283	2,358,860,352	3,552,949,189	2,711,174,490	34,277,689,696	-	44,433,065,010
Lease liabilities	-	56,822,809	55,738,758	54,659,863	53,605,648	362,947,458	-	583,774,536
Deferred tax	-	-	-	-	-	-	4,440,016,430	4,440,016,430
Provisions and other charges	-	363,839,376	80,338,706	72,099,469	334,743,228	1,450,182,719	487,588,289	2,788,791,787
	2,345,310,665	7,140,958,239	3,145,304,598	4,325,376,734	5,139,765,046	38,401,377,974	4,927,604,719	65,425,697,975

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

General issues about the activity of the Society (Contd.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	9,519,581	11,440,175
In foreign currency
American dollars	1,523,681	47,832,959
Euros	-	490,490
Total	11,043,262	59,763,624

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

General issues about the activity of the Society (Contd.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Cedicor S.A.	21,973,747 Class A shares and 2,197,375 Class B ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A & Class B	9.35%	9.35%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	910,978,514 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III, Title IV of the National Securities Commission (Contd.)

Classification of balances with Companies of Art. 33 of Law N ° 19,550 in the following categories:

Receivables:

Year	Thousands of $
1st Semester	93,170
Without established deadline	936
Total	94,106

Debts:

Year	Thousands of $
1st Semester	443,666
Without established deadline	-
Total	443,666

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N ° 19,550

Thousands of
In national currency	$
Without adjustment clauses	94,106
94,106

Debts with Companies of Art. 33 of Law No. 19,550

Thousands of
In national currency	$
Without adjustment clauses	443,666
443,666

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

Physical inventory of inventories

Periodicity and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the fiscal year is admissible for inventories.

See Note 2 to the present Financial Statements.

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	275,549,572	87,500,011
Vehicles and machines	373,112	357,536

See note 1 to the present financial statements.

Aeropuertos Argentina 2000 S.A.

Registration Number with the Superintendency of Corporations N 1645890

Supplementary Information Regulation required by Art 12. Chapter III,

Title IV of the National Securities Commission (Contd.)

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See notes 1 and 16 of the present Financial Statements.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 1, 16 and 17 to the present Financial Statements

“Free translation from de original in Spanish for publication in Argentina”

Audit report issued by the independent auditors

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663°

City of Buenos Aires

Tax Code No. 30-69617058-0

Report on financial statements

Opinión

We have audited the individual financial statements of Aeropuertos Argentina 2000 S.A. (hereinafter "the Company") that comprise the individual statement of financial position as of December 31, 2020, the individual statements of comprehensive income, changes in equity and cash flows corresponding to the fiscal year ended on that date, and the notes to the individual financial statements, which include a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the individual financial position of the Company as of December 31, 2020, as well as its individual comprehensive income and individual cash flows corresponding to the year ended in that date, in accordance with International Financial Reporting Standards (IFRS).

Basis of preparation

We have conducted our examination in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English). Our responsibilities under these standards are further described in the section “Responsibilities of the auditors for the audit of the individual financial statements” of this report.

We believe that the evidence we have obtained provides a sufficient and adequate basis to support our audit opinion.

Independence

We are independent from the Society in accordance with the International Code of Ethics for Professional Accountants (including the International Standards of Independence) issued by the International Ethics Standards Board for Accountants (IESBA Code) together with the requirements that are applicable to our audit of the individual financial statements in Argentina, and we have fulfilled our other ethical responsibilities in accordance with those requirements and the IESBA Code.

Impairment assessment of intangible assets

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Key audit matters

The key audit matters are those matters that, in our professional judgment, have been of the greatest significance in our audit of the individual financial statements for the current year. These matters have been addressed in the context of our audit of the individual separate financial statements as a whole and in forming our opinion thereon, and we do not express a separate opinion on these matters.

Key audit matters	Audit response

Impact of Covid-19 on the Company's operations

As described in note 26 to the individual financial statements, the Company expects that the results of operations will be negatively affected in future periods and during the time that the health crisis continues. As indicated in the aforementioned note, the Company has implemented a series of actions to ensure that the Company has adequate access to liquidity, which include: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend the payment terms of the obligations (iii) reduction of capital investments.

The Company has prepared its individual financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

Management's assessment of the going concern premise is based on cash flow projections and business plans, each of which is dependent on significant judgments by management. The previously detailed situation, the way in which the business will develop, the duration of the Covid-19 crisis and how the management will obtain the necessary resources for its normal operation in an uncertain context, have led us to consider this matter as an issue in our audit. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the Company's plans and its ability to continue as a going concern.

Audit procedures performed in relation to this key issue included, among others:

• carry out inquiries to key members of management, to understand the process of evaluating the impact of Covid-19 on the Company's business and the mitigation plans for the potential risks derived from said situation;

• test the effectiveness of controls related to the evaluation of the going concern premise;

• test the process carried out by the Company to forecast operating results within one year after the date of issuance of the financial statements, test the completeness, accuracy and relevance of the underlying data used in the forecast, and evaluate the reasonableness of the significant assumptions factors used in forecasting related to passenger growth rates and projected operating income. Professionals with specialized skills and knowledge were used to help assess whether the assumptions of future revenue and operating margin were reasonable considering consistency with external market and industry data;;

• evaluate the Company's conclusions and their disclosure in the individual financial statements regarding uncertainties about the extent to which the Covid-19 virus will affect the Company's business, operating results, financial position and liquidity.

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Key audit matters	Audit response

Impairment assessment of intangible assets

As described in Notes 2.4 and 5 to the individual financial statements, the Company's intangible assets amount to $ 91,204,601,659 as of December 31, 2020.

The Company performs an impairment test as of December 31 of each year, or more frequently if facts or circumstances indicate that the book value of intangible assets may be affected. Potential impairment is identified by comparing the value in use of each Cash Generating Unit (CGU) with its book value.

The value in use is estimated by the Company using a discounted cash flow model. The Company's projected cash flow for each CGU included important judgments and assumptions related to passenger traffic and projected operating income and the discount rate.

The main considerations for our determination that performing procedures related to concession assets and evaluating impairment is a critical audit matter is that there was a significant judgment by the Company when developing the measurement of the value in use of each CGU. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the Company's projected cash flow and important assumptions, including passenger growth rates, projected operating income. and the discount rate.

Audit procedures performed in relation to this key issue included, among others:

• test the effectiveness of the controls related to the evaluation of the impairment of the Company's intangible assets;

• obtain an understanding and evaluate the process carried out by the Company to develop the estimate of value in use;

• assess the adequacy of the discounted cash flow model;

• test the integrity, accuracy and relevance of the underlying data used in the model;

• evaluate the important assumptions used by the Company, including passenger growth rates, projected operating income and the discount rate. The evaluation of the Company's assumptions related to passenger growth rates and projected operating profit involved evaluating whether the assumptions used by the Company were reasonable considering (i) the current and past performance of the reporting unit, (ii) ) consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized knowledge and skills were used to assist in the evaluation of the Company's discounted cash flow model and certain important assumptions, including the discount rate.

Information accompanying the individual financial statements (“other information”)

The other information comprises the Management´s Report. The Board of Directors is responsible for the other information.

Our opinion on the individual financial statements does not cover the other information and, therefore, we do not express any audit conclusions.

In relation to our audit of the individual financial statements, our responsibility is to read the other information and, in doing so, consider whether it is materially inconsistent with the individual separate financial statements or our knowledge obtained in the audit, or whether for any other reason. there appears to be a significant misstatement. If, based on the work we have done, we consider that, where it is our competence, there is a significant inaccuracy in the other information, we are obliged to report it. We have nothing to report on this.

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Responsibilities of the auditors for the audit of the individual financial statements

The Board of Airports Argentina 2000 S.A. is responsible for the preparation and fair presentation of the individual financial statements in accordance with IFRS, and for the internal control that the Board deems necessary to allow the preparation of individual financial statements free of material misstatement, due to fraud or error.

In preparing the individual financial statements, the Board of Directors is responsible for evaluating the Company's ability to continue as a going concern, disclosing, if applicable, issues related to this matter, and using the going concern accounting principle. except if the Board of Directors intends to liquidate the Company or to cease its operations, or there is no other realistic alternative of continuity.

Auditors' responsibilities for the audit of the individual financial statements

Our objectives are to obtain reasonable assurance that the individual financial statements as a whole are free from material misstatement, due to fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high degree of assurance, but it does not guarantee that an audit conducted in accordance with the ISAs will always detect a material misstatement where it exists. Misstatements can be due to fraud or error and are considered significant if, individually or in the aggregate, they can reasonably be expected to influence the economic decisions that users make based on individual financial statements.

As part of an audit in accordance with the ISAs, we apply our professional judgment and maintain an attitude of professional skepticism throughout the audit. As well:

•	We identify and evaluate the risks of material misstatement in the individual financial statements, due to fraud or error, we design and apply audit procedures to respond to these risks and we obtain sufficient and appropriate elements of judgment to provide a basis for our opinion. The risk of not detecting a significant misstatement due to fraud is higher than in the case of a significant misstatement due to error, as fraud may involve collusion, falsification, deliberate omissions, intentionally misstatements, or circumvention of internal control.

•	We obtain knowledge of the internal control relevant to the audit in order to design audit procedures that are appropriate based on the circumstances and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	We evaluate whether the accounting policies applied are appropriate, as well as the reasonableness of the accounting estimates and the corresponding information disclosed by the Company's Board of Directors.

•	We conclude on the appropriateness of the use by the Company's Board of the operating company accounting principle and, based on the evidence obtained, we conclude on whether or not there is a significant uncertainty related to events or conditions that may generate significant doubts about the Company's ability to continue as a going concern. If we conclude that there is material uncertainty, we must emphasize in our audit report on the corresponding information disclosed in the individual financial statements, or if such disclosures are not appropriate, we are required to express a modified opinion. Our conclusions are based on the elements of judgment obtained up to the date of issuance of our audit report. However, future events or conditions may cause the Company to cease to be a going concern.

•	We evaluate the overall presentation, structure and content of the individual financial statements, including the disclosed information, and whether the individual financial statements represent the underlying transactions and events in a way that achieves fair presentation.

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We communicate with the Company's Board of Directors regarding, among other matters, the scope and timing of the planned audit and significant audit findings, including any significant deficiencies in internal control that we identify during the course of the audit.

We also provide the Company's Board of Directors with a statement that we have complied with the applicable ethical requirements related to independence, and we communicate all relationships and other matters that can reasonably be expected to affect our independence and, where applicable, the actions taken to eliminate threats or the safeguards applied.

Among the matters that have been the subject of communication with the Company's Board of Directors, we determined those that have been of the greatest significance in the audit of the individual financial statements for this year and which are, consequently, the key audit issues. We describe those matters in our audit report unless statutory or regulatory provisions prohibit public disclosure of the matter or, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so can reasonably be expected to outweigh the public interest benefits thereof.

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	the individual financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances";

b)	the individual statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2020, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $ 112,126,652, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2020 represent

d.1)	85.77% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2)	97.49% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3)	82.05% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

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e)	e have applied the procedures on the prevention of money laundering and terrorist financing for Aeropuertos Argentina 2000 S.A. provided for in the corresponding professional standards issued by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

City of Buenos Aires, 9 de marzo de 2021.

PRICE WATERHOUSE & CO. S.R.L. (Socio)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Miguel A. Urus Contador Público (UBA) C.P.C.E.C.A.B.A. T° 184 F° 246 Lic. en Administración (UBA) C.P.C.E.C.A.B.A. T° 28 F° 223

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SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection c) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the separate individual financial statements of Aeropuertos Argentina 2000 S.A., including the individual statement of financial position as of December 31, 2020, the individual statements of comprehensive income, the individual statements of changes in equity and of cash flows for the period previously referred and a summary of the significant accounting policies and other explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated March 9th, 2021, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Pronouncement No. 32 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

As stated in the chapter "Responsibilities of the Board of Directors in relation to the separate individual financial statements" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), and the internal control that the Board of Directors deems necessary to allow the preparation of separate individual financial statements free of material misstatement, due to fraud or error.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As it arises from the chapter “Key audit matters” and is described in note 26 to the individual separate financial statements, the company expects that the results of operations will be negatively affected in future periods and during the time that the health crisis continue. As indicated in the aforementioned note, the company has implemented a series of actions to ensure that the company has adequate access to liquidity, which include: (i) cost control and cash preservation measures, (ii) negotiations with the regulator and suppliers to extend the payment terms of obligations and (iii) reduction of capital investments.

The company has prepared its individual separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s regulation, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)            the separate individual financial statements were issued in accordance with the accounting principles generally accepted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)            Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the National Securities Commission (CNV). Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate individual financial statements of Aeropuertos Argentina 2000 S.A. as of December 31, 2020 consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)            the separate individual financial statements of the company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV and they are pending to be copied in the book "Inventories and Balances";

b)            we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c)            in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 9th, 2021.

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Patricio A. Martin

By Surveillance Committee

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